Third Quarter 2012 Report to Shareholders

BMO Financial Group Reports Strong Quarterly Results, Increasing Net Income by 37% Year Over Year to $970 Million, and Increases Dividend by 3%

Financial Results Highlights1:

Third Quarter 2012 Compared with Third Quarter 2011:

•	Net income of $970 million, up $262 million or 37%

•	Adjusted net income[2] of $1,013 million, up $157 million or 18%

•	Reported EPS[3] of $1.42, up 30%

•	Adjusted EPS[2],3 of $1.49, up 11%

•	Reported ROE of 14.5%, compared with 13.3%

•	Adjusted ROE[2] of 15.2%, compared with 16.4%

•	Reported provisions for credit losses of $237 million; adjusted provisions of $116 million, down $129 million

•	Common Equity Ratio strengthens to 10.31%, using a Basel II approach

•	Announced a $0.72 dividend per common share for the fourth quarter, up $0.02 or 3%

Year-to-Date 2012 Compared with Year-to-Date 2011:

•	Net income of $3,107 million, up $761 million or 32%

•	Adjusted net income[2] of $2,967 million, up $524 million or 21%

•	Reported EPS[3] of $4.56, up 22%

•	Adjusted EPS[2,3] of $4.35, up 11%

•	Reported provisions for credit losses of $573 million; adjusted provisions of $358 million, down $469 million

Toronto, August 28, 2012 – For the third quarter ended July 31, 2012, BMO Financial Group reported strong net income of $970 million or $1.42 per share. On an adjusted basis, net income was $1,013 million or $1.49 per share.

1	Effective the first quarter of 2012, BMO’s consolidated financial statements and the accompanying Interim Management’s Discussion and Analysis (MD&A) are prepared in accordance with International Financial Reporting Standards (IFRS), as described in Note 1 to the unaudited interim consolidated financial statements for the quarter ended April 30, 2012. Amounts in respect of comparative periods for 2011 have been restated to conform to the current presentation. References to GAAP mean IFRS, unless indicated otherwise.
2	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from third quarter 2012 results in the determination of adjusted results totalled a charge of $43 million after tax, comprised of a $47 million after-tax net benefit of credit-related items in respect of the acquired Marshall & Ilsley Corporation (M&I) performing loan portfolio; costs of $105 million ($65 million after tax) for the integration of the acquired business; a $33 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a loss on run-off structured credit activities of $15 million ($15 million after tax); and a decrease in the collective allowance for credit losses of $15 million ($14 million after tax). Items excluded from the year-to-date adjusted results totalled net income of $140 million after tax and consisted of a $216 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio; a $249 million ($155 million after tax) charge for the integration of the acquired business; a $100 million ($72 million after tax) charge for amortization of acquisition-related intangible assets; the benefit of run-off structured credit activities of $197 million ($194 million after tax); restructuring charges of $99 million ($69 million after tax) to align our cost structure with the current and future business environment; and a decrease in the collective allowance for credit losses of $33 million ($26 million after tax). All of the adjusting items are reflected in results of Corporate Services except for the amortization of acquisition-related intangible assets, which is charged across the operating groups. Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results and may enhance readers’ analysis of performance. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section of the MD&A, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
3	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this report are based on unrounded numbers.

“BMO has reported strong quarterly financial results,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Our business continues to deliver consistent and attractive profitability within a sound risk framework – and the growth we are experiencing remains consistent with our strategy.

“We increased the dividend, reflecting our strong capital position and our confidence in our continued ability to generate sustained earnings growth. We also moved the target payout range to 40 to 50 per cent, which gives us more flexibility to grow the bank.

“Our core franchise, P&C Canada, experienced good volume growth across most product lines, including residential mortgages; we are attracting new customers and steadily increasing the amount of business existing customers are choosing to entrust to us. The recent changes to Canada’s mortgage market announced by the Minister of Finance were prudent, responsible and timely; they align with BMO’s risk practices and ongoing efforts to encourage Canadians to borrow smartly.

“Consistent with the confidence we expressed throughout our U.S. investor day in June, this quarter’s earnings reflect strong performance from our U.S. businesses. The U.S. P&C business continues to generate healthy organic growth in commercial loans and is executing against its plans.

“Earnings in our wealth business were up quarter over quarter when adjusted to exclude the unfavourable impact of movements in long-term interest rates on the bank’s insurance business.

“BMO Capital Markets delivered good performance with higher revenue and net income than last quarter. These results reflect the benefits of the diversified revenue mix of our capital markets’ business.

“Across BMO, our sharp focus on improving efficiency will ensure we are investing in what our customers value most. Mobile PayPass, North American mobile banking and e-statements, BMO alerts that send account updates to customers’ mobile devices and online appointment booking are just a few examples of the type of functionality we’ve rolled out for customers in the past twelve months – this in addition to a complete refresh of retail online banking in Canada that gained high approval ratings from customers and industry analysts alike.

“Overall, each of our businesses is delivering against a high standard of customer experience and is on track to finish the year with strong performance in a highly competitive environment,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a fourth quarter dividend of $0.72 per common share, a two cents per share increase from the preceding quarter and equivalent to an annual dividend of $2.88 per common share.

BMO Financial Group Third Quarter Report 2012 • 1

Operating Segment Overview

P&C Canada

Net income was $453 million, up $10 million or 2.4% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis, P&C Canada’s net income was up $20 million or 4.6%. Results reflect higher revenues from increased volume across most products, partially offset by lower net interest margins. The volume growth was achieved while managing expenses prudently and continuing to invest in our business. There was good quarter-over-quarter growth, with loans increasing 2.9% and deposits up 1.6%, as well as improvements in market share for these products.

    We are focused on our customers and helping them make money make sense. Our continued investment in our branches, automated banking machines (ABMs) and online and mobile banking platforms are making it easier for more customers to access our products and services. This year we have opened or upgraded 28 locations across the country. Our ABM network continues to grow as we have added more than 300 cash dispensing ABMs so far this year. More and more of our customers are using our online and mobile banking services including ‘Tap & Go’ and email notice features. In addition, cross-selling of products to both personal and commercial customers continues to grow, while customer loyalty, as measured by net promoter score, continues to improve in both our personal and commercial businesses.

    In personal banking our award winning mortgage product continues to help customers become mortgage free faster, pay less interest and protect themselves against rising interest rates. With the success of this product, we have also seen improved customer retention and the foundation for new and expanded long-term relationships. We are confident that we are well positioned for future growth.

    In commercial banking, our goal is to become the bank of choice for businesses across Canada by providing the knowledge, advice and guidance that customers value. BMO was the only Canadian bank to receive the prestigious 2012 Model Bank Award from the research group Celent, for our Online Banking for Business Platform. This annual award program identifies model banks and recognizes them for their achievements in the strategic development, effective deployment, and improvements to business and customer experience with banking technology. We continue to rank #2 in Canadian business banking loan market share.

P&C U.S. (all amounts in US$)

Net income of $127 million increased $32 million or 34% from $95 million in the third quarter a year ago. Adjusted net income was $143 million, up $40 million or 37% from a year ago as a result of the acquisition of Marshall & Ilsley Corporation in July 2011. Adjusted net income increased 4.1% from the second quarter.

    The core commercial loan portfolio continues to grow, having now increased in three sequential quarters.

    BMO Harris Bank recently launched a free mobile application for iPhone and Google Android devices. Our retail customers can now check account balances, transfer funds, locate branches, pay bills, and use remote cheque deposit with this application. We registered more than 41,500 new users in the first month of the offering in July.

On August 1, BMO Harris Bank launched its social media platform on the largest social media sites including Facebook, Twitter and LinkedIn. Social media was identified as a way to deliver on our vision to be the bank that defines a great customer experience. Through social media, we will be able to deliver more great service, more convenience, more helpful guidance and more smart advice.

    During the quarter, BMO Harris Bank received the 2012 Corporate Philanthropic Award from the West Suburban Philanthropic Network for our commitment to financial support, leadership and volunteerism in Illinois’ western suburbs. BMO Harris is the only financial institution to have ever received the Corporate Philanthropic Award.

    Preparation for our systems conversion and rebranding of all remaining legacy M&I and Harris Bank locations under the BMO Harris Bank banner is progressing and we have successfully completed a number of technology projects to enhance system features and functionality. In addition, associated employee readiness and customer outreach programs are underway.

Private Client Group

Net income was $109 million, up $5 million or 5.7% from a year ago. Adjusted net income was $115 million, up $10 million or 8.4% from a year ago. Lower interest rates reduced net income in the insurance business by $45 million in the current quarter and by $36 million a year ago. Adjusted net income in PCG excluding insurance was $97 million, up $11 million or 10% from a year ago. Results benefited from acquisitions and higher spread-based and fee-based revenue, partly offset by lower brokerage revenue.

Assets under management and administration grew by approximately $14 billion from a year ago to $445 billion as we continue to attract new client assets.

    On June 11, 2012, we completed our acquisition of CTC Consulting, LLC, a U.S.-based independent investment consulting firm. This acquisition expands and enhances our manager research and advisory capabilities, especially in the area of alternative investments, benefiting our high net worth clients in the United States as well as in Canada and Asia.

    On August 1, 2012, we completed our acquisition of a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. COFCO Trust Co. had assets under management of approximately US$5.7 billion at December 31, 2011. The acquisition provides an effective vehicle to expand our offering to high net worth and institutional clients in China through a local partner. In addition, this strategic partnership opens more doors, broadens our capabilities and helps grow our domestic wealth management business in China.

BMO Harris Private Banking was named the Best Private Bank in Canada for the second consecutive year by World Finance. This recognition is a clear demonstration of the quality of our client relationships.

    BMO’s Exchange Traded Fund (ETF) business marked its three-year anniversary by surpassing $6 billion in assets under management. In the first six months of 2012, the total assets of BMO ETFs grew by 62 per cent.

2 • BMO Financial Group Third Quarter Report 2012

BMO Capital Markets

Net income for the current quarter was $232 million, down from a strong $270 million in the prior year, but up $7 million or 2.9% from the previous quarter. The increase in net income from the previous quarter was driven by higher trading revenue and corporate banking revenue.

During the quarter we earned a number of awards, recognizing our commitment to customer experience. BMO Capital Markets was named Best Investment Bank in Canada for 2012 by World Finance. We also won Trade Finance magazine’s “Best Trade Bank” in Canada award for the third year in a row. BMO Capital Markets was selected as share leader for Overall Canadian Fixed-Income Market Share and Quality Leader for Canadian Fixed-Income Research Quality by Greenwich Associates for 2012, a designation that reflects client recognition for providing unmatched coverage and quality of service for Canadian Fixed Income markets. BMO Capital Markets was also recognized for its Prime Brokerage business, earning the top spot in Canada for its capital introduction capabilities in a survey conducted by Global Custodian magazine.

BMO Capital Markets participated in 125 new issues in the quarter including 51 corporate debt deals, 29 government debt deals, 32 common equity transactions and 13 issues of preferred shares, raising $46 billion dollars.

Corporate Services

Net income for the quarter was $47 million, an increase of $246 million from a year ago. On an adjusted basis, net income was $65 million, an improvement of $127 million from a year ago. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted provisions for credit losses were lower by $164 million due in part to a $118 million ($73 million after-tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio. The remaining decrease was attributable to lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the Corporate Services section at the end of this MD&A.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I. In this document, M&I is generally referred to as the ‘acquired business’ and other acquisitions are specifically identified. Activities of the acquired business are primarily reflected in the P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets.

The acquired business contributed $117 million to reported net income and $165 million to adjusted net income for the quarter. It contributed $557 million to reported net income and $561 million to adjusted net income for the year to date.

Adjusted Net Income

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. Items excluded from third quarter 2012 results in the determination of adjusted results totalled a charge of $43 million or $0.07 per share and were comprised of:

•

the $47 million after-tax net benefit for credit-related items in respect of the acquired M&I performing loan portfolio, including $212 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $93 million for the release of the credit mark related to early repayment of loans), net of a $136 million provision for credit losses (comprised of an increase in the collective allowance of $23 million and specific provisions of $113 million) and related income taxes of $29 million. These credit-related items in respect of the acquired M&I performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the acquired M&I performing loan portfolio;

•

costs of $105 million ($65 million after tax) for integration of the acquired business including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs in connection with customer communications and rebranding activities;

•

a $15 million ($15 million after-tax) loss on run-off structured credit activities (our credit protection vehicle and structured investment vehicle). These vehicles are consolidated on our balance sheet under IFRS and results primarily reflect valuation changes associated with these activities that have been included in trading revenue;

•	a decrease in the collective allowance for credit losses of $15 million ($14 million after tax) on loans other than the M&I acquired loan portfolio; and
•	the amortization of acquisition-related intangible assets of $33 million ($24 million after tax).

Adjusted net income was $1,013 million for the third quarter of 2012, up $157 million or 18% from a year ago. Adjusted earnings per share were $1.49, up 11% from $1.34 a year ago. All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups. The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2012 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the nine months ended
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	Change from July 31, 2011	July 31, 2012	July 31, 2011	Change from July 31, 2011
Income Statement Highlights
Total revenue	$3,878	$3,959	$4,117	$3,822	$3,320	16.8%	$11,954	$10,121	18.1%
Provision for credit losses	237	195	141	362	230	2.7	573	850	(32.7)
Non-interest expense	2,484	2,499	2,554	2,432	2,221	11.9	7,537	6,309	19.5
Net income	970	1,028	1,109	768	708	36.9	3,107	2,346	32.4
Adjusted net income (a)	1,013	982	972	832	856	18.4	2,967	2,443	21.4
Net income attributable to non-controlling interest in subsidiaries	19	18	19	19	18	1.7	56	54	1.9%
Net income attributable to Bank shareholders	951	1,010	1,090	749	690	37.8	3,051	2,292	33.2
Adjusted net income attributable to Bank shareholders (a)	994	964	953	813	838	18.7	2,911	2,389	21.9
Reported Net Income by Operating Segment
Personal & Commercial Banking Canada	453	446	446	439	443	2.4%	1,345	1,334	0.8%
Personal & Commercial Banking U.S.	129	121	137	155	90	42.7	387	197	96.0
Private Client Group	109	145	105	137	104	5.7	359	339	6.1
BMO Capital Markets	232	225	198	143	270	(14.1)	655	759	(13.6)
Corporate Services (including Technology and Operations)	47	91	223	(106)	(199)	nm	361	(283)	nm
Common Share Data ($)
Diluted earnings per share	$1.42	$1.51	$1.63	$1.11	$1.09	$0.33	$4.56	$3.74	$0.82
Diluted adjusted earnings per share (a)	1.49	1.44	1.42	1.20	1.34	0.15	4.35	3.91	0.44
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	-	2.10	2.10	-
Book value per share	39.43	38.06	37.85	36.76	35.38	4.05	39.43	35.38	4.05
Closing share price	57.44	58.67	58.29	58.89	60.03	(2.59)	57.44	60.03	(2.59)
Total market value of common shares ($ billions)	37.2	37.7	37.3	37.6	38.3	(1.1)	37.2	38.3	(1.1)
	As at
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	Change from July 31, 2011
Balance Sheet Highlights
Assets	$542,248	$525,503	$538,260	$500,575	$502,036	8.0%
Net loans and acceptances	253,352	245,522	242,621	238,885	235,327	7.7
Deposits	328,968	316,067	316,557	302,373	292,047	12.6
Common shareholders’ equity	25,509	24,485	24,238	23,492	22,549	13.1
	For the three months ended (b)					For the nine months ended (b)
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011		July 31, 2012	July 31, 2011
Financial Measures and Ratios (% except as noted)
Average annual five year total shareholder return	2.5	2.0	1.6	1.9	3.9		2.5	3.9
Diluted earnings per share growth (c)	30.3	14.4	21.6	(10.5)	(3.5)		21.9	6.6
Diluted adjusted earnings per share growth (a) (c)	11.2	15.2	7.6	(4.8)	17.5		11.3	10.1
Return on equity	14.5	16.2	17.2	12.7	13.3		15.9	16.1
Adjusted return on equity (a)	15.2	15.4	15.0	13.9	16.4		15.2	16.8
Net economic profit ($ millions) (a)	278	366	434	150	151		1,078	791
Net economic profit (NEP) growth (a) (c)	84.5	16.2	33.4	(21.1)	31.0		36.3	53.5
Operating leverage	4.9	(4.4)	(5.4)	(1.8)	(2.6)		(1.4)	(0.5)
Adjusted operating leverage (a)	(4.4)	(3.3)	(7.6)	(2.6)	6.9		(5.1)	2.0
Revenue growth (c)	16.8	18.8	18.7	18.1	13.9		18.1	12.4
Adjusted revenue growth (a) (c)	8.8	14.9	8.5	13.4	16.0		10.7	11.9
Non-interest expense growth (c)	11.9	23.2	24.1	19.9	16.5		19.5	12. 9
Adjusted non-interest expense growth (a) (c)	13.2	18.2	16.1	16.0	9.1		15.8	9.9
Non-interest expense-to-revenue ratio	64.1	63.1	62.0	63.7	66.9		63.1	62.3
Adjusted non-interest expense-to-revenue ratio (a)	63.7	63.2	63.5	63.8	61.2		63.5	60.7
Net interest margin on average earning assets	1.88	1.89	2.05	2.01	1.76		1.94	1.79
Adjusted net interest margin on average earning assets (a)	1.70	1.76	1.85	1.78	1.78		1.77	1.80
Provision for credit losses-to-average loans and acceptances (annualized)	0.38	0.32	0.23	0.60	0.43		0.31	0.55
Effective tax rate	16.2	18.7	22.0	25.3	18.5		19.2	20.8
Adjusted effective tax rate	16.9	19.5	23.7	20.7	19.7		20.1	22.0
Gross impaired loans and acceptances-to-equity and allowance for credit losses	9.15	9.34	8.74	8.98	7.94		9.15	7.94
Cash and securities-to-total assets ratio	31.3	32.0	32.2	29.5	32.0		31.3	32.0
Common equity ratio (based on Basel II)	10.31	9.90	9.65	9.59	9.11		10.31	9.11
Basel II tier 1 capital ratio	12.40	11.97	11.69	12.01	11.48		12.40	11.48
Basel II total capital ratio	14.78	14.89	14.58	14.85	14.21		14.78	14.21
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2		Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Twelve month total shareholder return	0.5	(1.0)	5.7	2.4	0.0		0.5	0.0
Dividend yield	4.87	4.77	4.80	4.75	4.66		4.87	4.66
Price-to-earnings ratio (times)	10.1	11.0	11.3	12.1	12.0		10.1	12.1
Market-to-book value (times)	1.46	1.54	1.54	1.49	1.58		1.46	1.58
Return on average assets	0.68	0.76	0.81	0.56	0.59		0.75	0.68

nm – not meaningful

(a)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(b)	For the period ended, or as at, as appropriate.

(c)	Amounts for periods prior to fiscal 2011 have not been restated for IFRS. As a result, growth measures for 2011 may not be meaningful.
(d)	For a discussion of the significance of these credit ratings, see the Liquidity and Funding Risk section on pages 88 to 90 of BMO’s Annual Management’s Discussion and Analysis.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of August 28, 2012. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS, unless indicated otherwise. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2012, included in this document, the unaudited interim consolidated financial statements for the quarter ended April 30, 2012, which outline the impacts of our IFRS transition, and the annual MD&A for the year ended October 31, 2011, included in BMO’s 2011 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data - Reported

(Unaudited) (Canadian $ in millions, except as noted)	Q3-2012	Increase (Decrease) vs. Q3-2011		Increase (Decrease) vs. Q2-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income	2,225	422	23%	105	5%	6,663	1,451	28%
Non-interest revenue	1,653	136	9%	(186)	(10%)	5,291	382	8%

Revenue	3,878	558	17%	(81)	(2%)	11,954	1,833	18%

Specific provision for credit losses	229	(16)	(7%)	34	17%	546	(281)	(34%)
Collective provision for credit losses	8	23	nm	8	nm	27	4	17%

Total provision for credit losses	237	7	3%	42	21%	573	(277)	(33%)
Non-interest expense	2,484	263	12%	(15)	(1%)	7,537	1,228	19%
Provision for income taxes	187	26	16%	(50)	(21%)	737	121	20%

Net income	970	262	37%	(58)	(6%)	3,107	761	32%

Attributable to bank shareholders	951	261	38%	(59)	(6%)	3,051	759	33%
Attributable to non-controlling interest in subsidiaries	19	1	2%	1	1%	56	2	2%

Net income	970	262	37%	(58)	(6%)	3,107	761	32%

Earnings per share – basic ($)	1.42	0.32	29%	(0.10)	(7%)	4.59	0.79	21%
Earnings per share – diluted ($)	1.42	0.33	30%	(0.09)	(6%)	4.56	0.82	22%
Return on equity	14.5%		1.2%		(1.7%)	15.9%		(0.2%)
Productivity ratio	64.1%		(2.8%)		1.0%	63.1%		0.8%
Operating leverage	4.9%		nm		nm	(1.4%)		nm
Net interest margin on earning assets	1.88%		0.12%		(0.01%)	1.94%		0.15%
Effective tax rate	16.2%		(2.3%)		(2.5%)	19.2%		(1.6%)

Capital Ratios Reported
Basel II Tier 1 Capital Ratio	12.40%		0.92%		0.43%	12.40%		0.92%
Common Equity Ratio – using a Basel II approach	10.31%		1.20%		0.41%	10.31%		1.20%

Net income by operating group:
Personal and Commercial Banking	582	49	9%	15	3%	1,732	201	13%
P&C Canada	453	10	2%	7	1%	1,345	11	1%
P&C U.S.	129	39	43%	8	8%	387	190	96%
Private Client Group	109	5	6%	(36)	(25%)	359	20	6%
BMO Capital Markets	232	(38)	(14%)	7	3%	655	(104)	(14%)
Corporate Services, including T&O	47	246	nm	(44)	(50%)	361	644	nm

BMO Financial Group net income	970	262	37%	(58)	(6%)	3,107	761	32%

T&O means Technology and Operations.

nm – not meaningful

4 • BMO Financial Group Third Quarter Report 2012

Summary Data – Adjusted (1)

(Unaudited) (Canadian $ in millions, except as noted)	Q3-2012	Increase (Decrease) vs. Q3-2011		Increase (Decrease) vs. Q2-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Adjusted net interest income	2,012	194	11%	43	2%	6,073	821	16%
Adjusted non-interest revenue	1,665	103	7%	(93)	(5%)	5,074	254	5%

Adjusted revenue	3,677	297	9%	(50)	(1%)	11,147	1,075	11%

Adjusted specific provision and adjusted total provision for credit losses	116	(129)	(53%)	(35)	(23%)	358	(469)	(57%)
Adjusted non-interest expense	2,342	273	13%	(15)	(1%)	7,077	965	16%
Adjusted provision for income taxes	206	(4)	(2%)	(31)	(14%)	745	55	8%

Adjusted net income	1,013	157	18%	31	3%	2,967	524	21%

Attributable to bank shareholders	994	156	19%	30	3%	2,911	522	22%
Attributable to non-controlling interest in subsidiaries	19	1	2%	1	1%	56	2	2%

Adjusted net income	1,013	157	18%	31	3%	2,967	524	21%

Adjusted earnings per share – basic ($)	1.49	0.14	10%	0.04	3%	4.37	0.41	10%
Adjusted earnings per share – diluted ($)	1.49	0.15	11%	0.05	3%	4.35	0.44	11%
Adjusted return on equity	15.2%		(1.2%)		(0.2%)	15.2%		(1.6%)
Adjusted productivity ratio	63.7%		2.5%		0.5%	63.5%		2.8%
Adjusted operating leverage	(4.4%)		nm		nm	(5.1%)		nm
Adjusted net interest margin on earning assets	1.70%		(0.08%)		(0.06%)	1.77%		(0.03%)
Adjusted effective tax rate	16.9%		(2.8%)		(2.6%)	20.1%		(1.9%)

Adjusted net income by operating group:
Personal and Commercial Banking	601	58	11%	16	3%	1,788	233	15%
P&C Canada	456	12	2%	7	1%	1,353	13	1%
P&C U.S.	145	46	48%	9	7%	435	220	+100%
Private Client Group	115	10	8%	(35)	(24%)	375	32	9%
BMO Capital Markets	232	(38)	(14%)	6	3%	656	(103)	(14%)
Corporate Services, including T&O	65	127	nm	44	+100%	148	362	nm

BMO Financial Group adjusted net income	1,013	157	18%	31	3%	2,967	524	21%

(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
nm	- not meaningful

BMO Financial Group Third Quarter Report 2012 • 5

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended July 31, 2012, and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at July 31, 2012, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2011 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2012 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of BMO’s 2011 annual MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios, we have assumed that our interpretation of the proposed rules and proposals announced by the Basel Committee on Banking Supervision (BCBS) as of this date, and our models used to assess those requirements, are consistent with the final requirements that will be promulgated by the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted by OSFI as proposed by BCBS, unless OSFI has expressly advised otherwise. We have also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the July 31, 2012, pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at quarter end or as close to quarter end as was practical. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of the structured investment vehicle were material factors we considered when establishing our expectations regarding the structured investment vehicle discussed in this interim MD&A, including the adequacy of first-loss protection. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicle, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered.

In determining the impact of reductions to interchange fees in the U.S. Regulatory Developments section, we have assumed that business volumes remain consistent with our expectations and that certain management actions are implemented that will modestly reduce the impact of the rules on our revenues.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Outlook and Review section of this interim MD&A.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

6 • BMO Financial Group Third Quarter Report 2012

Economic Outlook and Review

The Canadian economy is growing modestly, supported by low interest rates and a vibrant resource sector but restrained by the strong Canadian dollar and weak global demand. The economy is expected to achieve real growth of 2% this year, maintaining the unemployment rate near 7%. Households will likely continue to spend cautiously in the face of elevated debt and more restrictive credit rules. Similarly, housing market activity should moderate in response to recent changes in mortgage rules and high valuations in some markets. Fiscal policies should remain restrictive as a result of budget deficits. While exporters, consumers and governments all face challenging conditions, Canadian businesses should maintain their strong rate of investment, particularly in the resource-rich provinces of Alberta, Saskatchewan, and Newfoundland & Labrador. In addition, lower office and industrial vacancy rates will continue to support commercial construction. The Canadian dollar is expected to trade near parity with the U.S. dollar in 2013, supported by strong inflows of foreign capital. Inflation should stay low, despite expected increases in food prices, allowing the Bank of Canada to maintain its overnight rate target at 1% well into next year.

The U.S. economy continues to grow modestly, as concerns about the European debt situation and domestic fiscal issues have discouraged companies from spending and hiring. Expected real GDP growth of approximately 2% will likely result in the unemployment rate staying above 8% through 2013. Despite lower gasoline prices and improved finances, many households are struggling with weak job prospects and still-high (though declining) foreclosures. Restrictive fiscal policies will likely continue to restrain economic expansion, especially in 2013 when special tax breaks expire and scheduled spending reductions begin. However, the housing market should improve further in response to attractive affordability and growing demand due to the rising number of young prospective buyers. In the face of high unemployment and low inflation, the Federal Reserve is expected to maintain its near-zero interest rate policy for at least a couple of more years and to implement additional measures to reduce longer-term borrowing costs.

The U.S. Midwest economy is growing in line with the national trend, supported by rising automotive production and increased oil output in North Dakota but restrained by restrictive fiscal policies and weak global demand. The Midwest economy is expected to grow about 2% this year, held back by sharply lower agricultural production due to the severe drought. Growth will likely improve slightly next year, as stimulative fiscal and monetary policies in China and other emerging-market economies should support a pickup in global exports.

This Economic Outlook and Review section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were increased relative to the third quarter of 2011 and for the year to date relative to the comparable period in 2011 by the strengthening of the U.S. dollar. They were also raised relative to the second quarter of 2012, by a modest strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 5.7% from a year ago and increased by 2.7% from the average of the second quarter. The average rate for the year to date increased by 3.1%. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q3-2012		YTD-2012
(Canadian $ in millions, except as noted)	vs. Q3-2011	vs. Q2-2012	vs. YTD-2011

Canadian/U.S. dollar exchange rate (average)
Current period	1.0180	1.0180	1.0078
Prior period	0.9628	0.9917	0.9777

Effects on reported results

Increased (decreased) net interest income	54	26	86
Increased (decreased) non-interest revenue	26	12	43

Increased (decreased) revenues	80	38	129
Decreased (increased) expenses	(50)	(24)	(82)
Decreased (increased) provision for credit losses	(7)	(3)	(4)
Decreased (increased) income taxes	(7)	(3)	(8)

Increased (decreased) net income	16	8	35

Effects on adjusted results
Increased (decreased) net interest income	43	20	180
Increased (decreased) non-interest revenues	25	12	43

Increased (decreased) revenues	68	32	223
Decreased (increased) expenses	(42)	(20)	(217)
Decreased (increased) provision for credit losses	(7)	(3)	(4)
Decreased (increased) income taxes	(8)	(4)	50

Increased (decreased) adjusted net income	11	5	52

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

BMO Financial Group Third Quarter Report 2012 • 7

Other Value Measures

BMO’s average annual total shareholder return for the five-year period ended July 31, 2012, was 2.5%.

Net economic profit (NEP) was $278 million, compared with $366 million in the second quarter and $151 million in the third quarter of 2011. Adjusted NEP was $297 million, compared with $296 million in the second quarter and $287 million in the third quarter of 2011. Changes in adjusted NEP relative to a year ago are reflective of higher earnings, including the impact of two additional months of results of the acquired business in the current year, and increased capital. Changes relative to the second quarter were attributable to increased capital, offset in part by improved earnings. NEP of $278 million represents the net income that is attributable to shareholders ($951 million), less preferred share dividends ($32 million), plus the after-tax amortization of intangible assets ($24 million), net of a charge for capital ($665 million), and is considered an effective measure of added economic value. Adjusted NEP is calculated in the same manner using adjusted net income rather than reported net income and excluding the addition of the amortization of intangible assets. NEP and adjusted NEP are non-GAAP measures. Please see the Non-GAAP Measures section for a discussion on the use and limitations of non-GAAP measures.

Net Income

Q3 2012 vs Q3 2011

Net income was $970 million for the third quarter of 2012, up $262 million or 37% from a year ago. Earnings per share were $1.42, up 30% from $1.09 a year ago.

Adjusted net income was $1,013 million for the third quarter of 2012, up $157 million or 18% from a year ago. Adjusted earnings per share were $1.49, up 11% from $1.34 a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

Adjusted net income growth reflects the benefits from acquisitions and organic growth. There was significant growth in P&C U.S., due largely to inclusion of results of the acquired business for three months compared to one month a year ago. PCG results improved despite lower insurance results, and P&C Canada net income was higher due to volume growth across most products, partially offset by lower net interest margin. BMO Capital Markets results were lower than the strong results of a year ago. Adjusted net income increased in Corporate Services due in large part to lower adjusted provisions for credit losses.

Provisions for credit losses increased modestly, but adjusted provisions were down $81 million after-tax due to a recovery of provisions for credit losses on M&I purchased credit impaired loans and lower specific provisions on the legacy portfolio. The effective tax rate was lower, as explained in the Income Taxes section.

Q3 2012 vs Q2 2012

Net income decreased $58 million or 5.8% from the second quarter and earnings per share decreased $0.09 or 6.0%. Adjusted net income increased $31 million or 3.1% and adjusted earnings per share increased $0.05 or 3.5%.

On an adjusted basis, there were increases in P&C U.S, P&C Canada, BMO Capital Markets and Corporate Services and a reduction in Private Client Group.

Adjusted revenues were lower than in the second quarter, and adjusted expenses also decreased, reflective of effective expense management. Adjusted provisions for credit losses decreased and the adjusted effective tax rate was also lower in the current quarter.

Q3 YTD 2012 vs Q3 YTD 2011

Net income increased $761 million or 32% to $3,107 million. Earnings per share were $4.56, up $0.82 or 22% from a year ago. Adjusted net income increased $524 million or 21% to $2,967 million and adjusted earnings per share were $4.35, up $0.44 or 11% from a year ago. Eight additional months of results of the acquired business added $527 million to year-to-date adjusted net income compared to the same period a year ago.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Revenue

Total revenue increased $558 million or 17% from the third quarter a year ago. Adjusted revenue increased $297 million or 8.8%. The inclusion of results of the acquired business for three months compared to one month in the prior year increased adjusted revenue by $320 million. The stronger U.S. dollar increased adjusted revenue growth by $41 million or 1.3%, on a basis that excludes the impact of the acquired business. Excluding these two items, adjusted revenue decreased by $64 million or 2.0%, primarily due to lower BMO Capital Markets revenues, as market conditions were more favourable a year ago, lower insurance revenue and decreased revenues in Corporate Services.

Revenue decreased $81 million or 2.1% from the second quarter. Adjusted revenue decreased $50 million or 1.4%. The stronger U.S. dollar increased adjusted revenue growth by $33 million or 0.9%. Excluding the impact of the stronger U.S. dollar, adjusted revenue decreased by $83 million or 2.2%, primarily due to lower insurance revenue. P&C Canada revenues increased due to two extra days and good volume growth across all products, offset in part by lower margins. Adjusted revenues in Corporate Services were down due to a number of small items.

Revenue for the year to date increased $1,833 million or 18% and adjusted revenue increased $1,075 million or 11%. The inclusion of results of the acquired business for eight additional months in the current year to date increased adjusted revenue by $1,254 million. The stronger U.S. dollar increased adjusted revenue growth by $68 million or 0.7%, on a basis that excludes the impact of the acquired business. Excluding these two items, adjusted revenue decreased by $248 million or 2.5%, primarily due to less favourable market conditions for BMO Capital Markets.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

8 • BMO Financial Group Third Quarter Report 2012

Net Interest Income

Net interest income in the quarter increased $422 million or 23% from a year ago to $2,225 million. Adjusted net interest income increased $194 million or 11% to $2,012 million. The increase in adjusted net interest income was primarily in P&C U.S., due to the inclusion of results of the acquired business for two additional months in the current quarter relative to the same period a year ago. There was strong growth in Private Client Group due in part to the impact of the acquired business. There was a modest reduction in P&C Canada. BMO Capital Markets net interest income was consistent with results of a year ago, while Corporate Services adjusted net interest income was lower.

BMO’s overall net interest margin increased by 12 basis points year over year to 1.88%. Adjusted net interest margin decreased by 8 basis points to 1.70% with decreases in each of the operating groups. The decrease in BMO Capital Markets was attributable to reduced market spreads. Decreased margin in P&C Canada was primarily driven by deposit spread compression in the low rate environment, lower personal lending margins resulting from customer behaviours in our cards business and competitive pressures, and loan growth exceeding deposit growth, particularly mortgages. In P&C U.S., the decrease was due to deposit spread compression, partially offset by the favourable effect of deposit growth exceeding loan growth and the positive impact from the acquired business. In Private Client Group, the decrease was mainly due to lower deposit spreads, offset in part by higher loan and deposit balances in private banking and the impact of the acquired business. Corporate Services adjusted net interest income decreased year over year and contributed to BMO’s overall margin reduction.

Average earning assets in the third quarter increased $64.9 billion or 16% relative to a year ago, with a $10.3 billion increase as a result of the stronger U.S. dollar. There were higher assets in P&C U.S. due to the acquired business and good organic commercial loan growth. There were increased assets in BMO Capital Markets due to increased holdings of securities purchased under resale agreements (reverse repos) as a result of client demand and higher deposits at the Federal Reserve. There was growth in P&C Canada, driven by volume growth across most products, and Private Client Group benefited from personal loan growth in private banking and higher insurance assets.

Relative to the second quarter, net interest income increased $105 million or 4.9%. Adjusted net interest income increased $43 million or 2.1%, in part due to two more days in the current quarter. There was growth across all operating groups, partially offset by a decrease in Corporate Services.

BMO’s overall net interest margin decreased 1 basis point from the second quarter. Adjusted net interest margin decreased 6 basis points. There was a modest decline in BMO Capital Markets. P&C Canada’s margin decrease was primarily due to lower personal lending margins resulting from customer behaviours in our cards business and competitive pressures, deposit spread compression in the low rate environment and loan growth exceeding deposit growth, particularly mortgages. The margin decrease in Private Client Group was driven by lower deposit balances. Adjusted net interest margin increased modestly in P&C U.S. while Corporate Services adjusted net interest income decreased, which had an unfavourable impact on overall spread.

Average earning assets increased $16.0 billion or 3.5% from the second quarter, with a $4.9 billion increase as a result of the stronger U.S. dollar. There was growth in BMO Capital Markets due to higher reverse repos and securities balances. There was solid growth in P&C Canada and in Private Client Group and a more modest increase in P&C U.S.

Year to date, net interest income increased $1,451 million or 28%. Adjusted net interest income increased $821 million or 16% to $6,073 million, primarily due to the inclusion of results of the acquired business for eight additional months in P&C U.S. and Private Client Group, compared to a year ago. Private Client Group also benefited from higher earnings from a strategic investment and good organic growth. There was a decrease in BMO Capital Markets due to reduced margins, while P&C Canada net interest income was consistent with the same period a year ago. Corporate Services adjusted net interest income was lower, due in part to interest received on the settlement of certain tax matters in the prior year.

BMO’s overall net interest margin increased by 15 basis points to 1.94% for the year to date. On an adjusted basis, net interest margin decreased by 3 basis points. There were reductions across most operating groups and reduced net interest income in Corporate Services. There was an increase in Private Client Group, due in large part to the impact of the acquired business and higher earnings from a strategic investment.

Average earning assets for the year to date increased $68.1 billion or 17%, and by $62.6 billion adjusted to exclude the impact of the stronger U.S. dollar. There were higher assets in P&C U.S. and in Private Client Group, due to the inclusion of results of the acquired business and organic growth. There was also strong growth in BMO Capital Markets and more modest growth in P&C Canada and Corporate Services.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2012 • 9

Adjusted Net Interest Margin on Earning Assets (teb)*

(In basis points)	Q3-2012	Increase (Decrease) vs. Q3-2011	Increase (Decrease) vs. Q2-2012	YTD-2012	Increase (Decrease) vs. YTD-2011

P&C Canada	274	(17)	(7)	282	(13)
P&C U.S.	438	(11)	3	439	(2)

Personal and Commercial Client Group	316	(4)	(7)	323	4
Private Client Group	289	(6)	(9)	322	19
BMO Capital Markets	63	(11)	(2)	63	(15)
Corporate Services, including T&O**	nm	nm	nm	nm	nm

Total BMO adjusted net interest margin (1)	170	(8)	(6)	177	(3)

Total BMO reported net interest margin	188	12	(1)	194	15

Total Canadian Retail (reported and adjusted)***	273	(18)	(8)	282	(14)

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

Non-Interest Revenue

Non-interest revenue increased $136 million or 9.0% from the third quarter a year ago to $1,653 million. Adjusted non-interest revenue increased $103 million or 6.7% to $1,665 million. There was strong growth in deposit and payment service charges and fees in P&C U.S. and in investment management fees in Private Client Group, due to the inclusion of results of the acquired business for two additional months relative to a year ago. There were also increased other revenues in P&C U.S. due to higher gains on sale of mortgages and increased lending and other fees. There were increased trading revenues in BMO Capital Markets and decreases in equity underwriting and advisory fees. Securities commissions and fees were lower in both BMO Capital Markets and Private Client Group, where insurance revenues also decreased. Non-interest revenues in P&C Canada were higher across a number of categories.

Relative to the second quarter, non-interest revenue decreased $186 million or 10%. Adjusted non-interest revenue decreased $93 million or 5.3%. Lower interest rates reduced insurance revenue by $61 million in the current quarter. There were reductions in securities commissions and fees, and in gains on securities, foreign exchange other than trading and equity underwriting fees.

Year to date, non-interest revenue increased $382 million or 7.8% to $5,291 million. Adjusted non-interest revenue increased $254 million or 5.3% to $5,074 million. Increases from the inclusion of results of the acquired business for eight additional months relative to a year ago were partially offset by declines in underwriting and advisory fees, securities commissions and fees, securities gains and insurance revenues.

Non-interest revenue is detailed in the attached summary unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Non-Interest Expense

Non-interest expense increased $263 million or 12% from the third quarter a year ago to $2,484 million. Adjusted non-interest expense increased $273 million or 13% to $2,342 million. The inclusion of results of the acquired business for two additional months compared to a year ago increased adjusted expense by $248 million. The stronger U.S. dollar increased adjusted expense growth by $26 million or 1.3%, on a basis that excludes the impact of the acquired business. Excluding these two items, expenses decreased by $1 million or 0.1% as the benefit from disciplined expense management was largely offset by investment in strategic initiatives.

Relative to the second quarter, non-interest expense decreased $15 million or 0.6%. Adjusted non-interest expense decreased $15 million or 0.6%. The stronger U.S. dollar increased adjusted expense growth by $20 million or 0.9%. Excluding the impact of the stronger U.S. dollar, expenses decreased by $35 million or 1.5%, due to lower employee-related costs and cost containment, despite an increase from two more days in the quarter. Our increased focus on productivity has contributed to quarter-over-quarter adjusted operating leverage of 1.2% on a basis that excludes the impact of long-term interest rates on our insurance business.

Non-interest expense for the year to date increased $1,228 million or 19% to $7,537 million. Adjusted non-interest expense increased $965 million or 16% to $7,077 million. The inclusion of results of the acquired business for eight additional months in the current year to date increased adjusted expense by $867 million. The stronger U.S. dollar increased adjusted expense growth by $44 million or 0.7%, on a basis that excludes the impact of the acquired business. Excluding these two items, expenses increased by $54 million or 0.9%, primarily due to continued investment in our businesses, including technology development initiatives, as well as increased support costs.

Non-interest expense is detailed in the attached summary unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 • BMO Financial Group Third Quarter Report 2012

Risk Management

Starting in the first quarter of 2012, provisions for credit losses for the current and prior periods are reported on an IFRS basis, and as such include provisions resulting from the recognition of our securitized loans and certain special purpose entities on our balance sheet. IFRS also requires that we recognize interest income on impaired loans with a corresponding increase in provision for credit losses.

The provision for credit losses totalled $237 million in the third quarter of 2012. The adjusted provision for credit losses was $116 million, after adjusting for a $113 million specific provision for the M&I purchased performing loan portfolio. Adjusting items also include a $23 million increase in the collective allowance for the M&I purchased performing loan portfolio and a $15 million reduction in the collective allowance on other loans.

The adjusted provision for credit losses of $116 million represents an annualized 21 basis points of average net loans and acceptances, compared with $151 million or an annualized 28 basis points in the second quarter of 2012 and $245 million or an annualized 48 basis points in the third quarter of 2011. Included in the adjusted specific provision for credit losses is a recovery of $118 million related to the M&I purchased credit impaired loans this quarter, compared with a $117 million recovery in the second quarter of 2012.

On a geographic basis, specific provisions in Canada and all other countries (excluding the United States) were $138 million in the third quarter of 2012, $177 million in the second quarter of 2012 and $151 million in the third quarter of 2011. Specific provisions in the United States were $91 million in the third quarter of 2012, $18 million in the second quarter of 2012 and $94 million in the third quarter of 2011. On an adjusted basis, specific provisions in the United States for the comparable periods were a $22 million recovery, a $26 million recovery and a charge of $94 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The table that follows outlines credit losses by client operating group based on actual credit losses.

Impaired loan formations in BMO’s legacy portfolio (which excludes the M&I purchased performing loan portfolio) totalled $405 million in the current quarter, down from $455 million in the second quarter of 2012 and $429 million a year ago. Impaired loan formations related to the M&I purchased performing loan portfolio were $386 million in the current quarter, down from $444 million in the second quarter. At acquisition, we recognized the likelihood of impairment in the purchased performing loan portfolio and losses on these loans that have now been identified as impaired were adequately provided for in the credit mark established at the time of acquisition.

Total gross impaired loans, excluding the purchased credit impaired loans, were $2,867 million at the end of the current quarter, up from $2,837 million in the second quarter of 2012 and $2,290 million a year ago. At the end of the quarter, there were $926 million of gross impaired loans related to the acquired portfolios, of which $133 million is subject to a loss-sharing agreement that expires in 2015 for commercial loans and 2020 for retail loans.

An active housing market in Canada with low interest rates and high consumer debt levels could imply potential risk if there were an economic downturn or increase in interest rates. BMO’s Canadian residential mortgage portfolio represents 6.5% of the total Canadian residential mortgage market of $1,142 billion (Bank of Canada, June 2012). Approximately 65% of the portfolio is insured, with an average loan-to-value ratio of 64% (adjusted for current housing values). The remaining 35% of the portfolio is uninsured, with an average loan-to-value ratio of 56%. BMO’s Home Equity Line of Credit portfolio is uninsured, but 95% of the exposures represent a priority claim and there are no exposures that had a loan-to-value ratio greater than 80% at time of origination. We remain satisfied with our prudent and consistent lending standards throughout the credit cycle and will continue to monitor the portfolio closely.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 88 to 91 of BMO’s 2011 annual MD&A.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound liquidity position.

Trading and Underwriting Market Value Exposure (MVE) decreased over the period, mainly due to reduced fixed income activity. Exposure in the bank’s available-for-sale portfolios was relatively unchanged over the period.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. MVE and economic value exposures under rising interest rates decreased from the prior quarter largely due to higher U.S. mortgage prepayments as a result of lower interest rates. MVE also decreased due to lower modelled interest rate volatility. EV and earnings exposure under the 100 basis point falling interest rate scenario were largely unchanged from the prior quarter. Earnings exposure under the 200 basis point falling interest rate scenario increased largely due to the increased impact of interest rate floors, which limit the extent that interest expense can decline when interest rates fall.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2012 • 11

Provision for Credit Losses

(Canadian $ in millions, except as noted)	Q3-2012	Q2-2012	Q3-2011	YTD-2012	YTD-2011

New specific provisions	484	458	344	1,354	1,080
Reversals of previously established allowances	(59)	(66)	(38)	(192)	(83)
Recoveries of loans previously written-off	(196)	(197)	(61)	(616)	(170)

Specific provision for credit losses	229	195	245	546	827
Change in collective allowance	8	-	(15)	27	23

Provision for credit losses (PCL)	237	195	230	573	850

Adjusted specific provision for credit losses (1)	116	151	245	358	827

PCL as a % of average net loans and acceptances (annualized)	0.38%	0.32%	0.43%	0.31%	0.55%
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (2)	0.39%	0.46%	0.44%	0.45%	0.56%
Specific PCL as a % of average net loans and acceptances (annualized)	0.37%	0.32%	0.46%	0.30%	0.53%
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1)	0.21%	0.28%	0.48%	0.22%	0.55%

(1)   Adjusted specific provision for credit losses excludes provisions related to the M&I purchased performing loan portfolio.

(2)   Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

Provision for Credit Losses by Operating Group, on an Actual Loss Basis

(Canadian $ in millions, except as noted)	Q3-2012	Q2-2012	Q3-2011	YTD-2012	YTD-2011

P&C Canada	141	161	150	451	469
P&C U.S.	71	55	54	182	265

Personal and Commercial Banking	212	216	204	633	734
Private Client Group	4	1	(2)	9	6
BMO Capital Markets	(1)	17	8	5	14
Corporate Services, including T&O (1)	19	34	35	88	73
Purchased Credit Impaired Loans (2)	(118)	(117)	-	(377)	-

Adjusted provision for credit losses	116	151	245	358	827

P&C U.S.	99	39	-	162	-
Private Client Group	3	5	-	10	-
Corporate Services, include T&O	11	-	-	16	-

Specific provisions on purchased performing loans	113	44	-	188	-

Change in collective allowance	8	-	(15)	27	23

Provision for credit losses	237	195	230	573	850

(1)	Corporate Services includes the provision for credit losses in respect of loans transferred from P&C U.S. to Corporate Services in Q3-2011 and IFRS adjustments related to the interest on impaired loans.
(2)	Includes recoveries related to the M&I purchased credit impaired loans, which are reported under Corporate Services in our financial results.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)

(Canadian $ in millions, except as noted)	Q3-2012	Q2-2012	Q3-2011	YTD-2012	YTD-2011

GIL, beginning of period	2,837	2,657	2,465	2,685	2,894
Additions to impaired loans and acceptances	791	899	429	2,314	1,260
Reductions in impaired loans and acceptances (2)	(458)	(427)	(367)	(1,264)	(1,161)
Write-offs (3)	(303)	(292)	(237)	(868)	(703)

GIL, end of period (1)	2,867	2,837	2,290	2,867	2,290

GIL as a % of gross loans and acceptances	1.13%	1.15%	0.98%	1.13%	0.98%
GIL as a % of gross loans and acceptances excluding purchased portfolios (4)	0.85%	0.98%	1.10%	0.85%	1.10%
GIL as a % of equity and allowances for credit losses	9.15%	9.34%	7.94%	9.15%	7.94%
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (4)	6.24%	7.07%	7.96%	6.24%	7.96%

(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(3)	Excludes certain loans that are written-off directly and not classified as new formations ($106 million in Q3-2012, $106 million in Q2-2012; and $101 million in Q3-2011).
(4)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

12 • BMO Financial Group Third Quarter Report 2012

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended July 31, 2012				As at April 30, 2012	As at October 31, 2011

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Year-end

Commodity VaR	(0.6)	(0.8)	(1.0)	(0.4)	(0.5)	(0.3)
Equity VaR	(6.9)	(5.8)	(7.1)	(4.4)	(6.3)	(5.4)
Foreign Exchange VaR	(0.5)	(1.6)	(3.0)	(0.2)	(2.3)	(0.9)
Interest Rate VaR (MTM)	(7.8)	(7.8)	(9.6)	(6.2)	(9.5)	(6.3)
Diversification	6.1	6.6	nm	nm	7.9	4.2

Trading Market VaR	(9.7)	(9.4)	(11.2)	(7.5)	(10.7)	(8.7)
Trading & Underwriting Issuer Risk	(3.2)	(5.4)	(7.3)	(2.8)	(5.9)	(3.6)

Total Trading & Underwriting MVE	(12.9)	(14.8)	(17.3)	(12.3)	(16.6)	(12.3)

Interest Rate VaR (AFS)	(14.9)	(15.7)	(17.8)	(14.7)	(15.3)	(11.3)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

MTM - mark-to-market

nm - not meaningful

Total Trading Market Stressed Value at Risk (VaR) Summary ($ millions)*

(Pre-tax Canadian equivalent)	For the quarter ended July 31, 2012				As at April 30, 2012	As at October 31, 2011
	Quarter-end	Average	High	Low	Quarter-end	Year-end

Commodity Stressed VaR	(0.8)	(1.2)	(2.5)	(0.7)	(1.1)	(0.3)
Equity Stressed VaR	(13.2)	(10.5)	(13.4)	(7.4)	(9.9)	(6.4)
Foreign Exchange Stressed VaR	(0.7)	(2.2)	(4.7)	(0.5)	(2.4)	(1.2)
Interest Rate Stressed VaR (Mark-to-Market)	(13.0)	(14.6)	(21.4)	(10.9)	(19.9)	(13.2)
Diversification	9.3	11.6	nm	nm	14.0	6.7

Trading Market Stressed VaR	(18.4)	(16.9)	(21.0)	(12.2)	(19.3)	(14.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm - not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	July 31, 2012	April 30, 2012	October 31, 2011

Market value exposure (MVE) (pre-tax)	(608.9)	(685.8)	(685.9)
12-month earnings volatility (EV) (after-tax)	(80.4)	(83.2)	(95.0)

Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)

(Canadian equivalent)	July 31, 2012	April 30, 2012	October 31, 2011	July 31, 2012	April 30, 2012	October 31, 2011

100 basis point increase	(538.9)	(562.6)	(614.3)	16.5	26.1	24.8
100 basis point decrease	402.5	307.1	441.8	(79.7)	(81.1)	(102.5)

200 basis point increase	(1,242.9)	(1,244.6)	(1,295.7)	24.2	43.0	69.3
200 basis point decrease	806.7	724.6	829.4	(74.9)	(34.7)	(63.3)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s insurance businesses, a 100 basis point increase in interest rates at July 31, 2012, results in an increase in earnings after tax of $94 million and an increase in before tax economic value of $646 million ($96 million and $553 million, respectively, at April 30, 2012; and $88 million and $436 million, respectively, at October 31, 2011). A 100 basis point decrease in interest rates at July 31, 2012, results in a decrease in earnings after tax of $89 million and a decrease in before tax economic value of $742 million ($86 million and $634 million, respectively, at April 30, 2012; and $82 million and $494 million, respectively, at October 31, 2011). These impacts are not reflected in the table above.

BMO Financial Group Third Quarter Report 2012 • 13

Income Taxes

As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $187 million increased $26 million from the third quarter of 2011 and decreased $50 million from the second quarter of 2012. The effective tax rate for the quarter was 16.2%, compared with 18.5% a year ago and 18.7% in the second quarter. The lower effective tax rate in the current quarter relative to the third quarter of 2011 was primarily due to a 1.6 percentage point reduction in the statutory Canadian income tax rate in 2012 and a change in Ontario statutory tax rates that resulted in a positive revaluation of deferred tax assets. The lower effective tax rate in the current quarter relative to the second quarter of 2012 was primarily due to higher tax exempt income and the change in Ontario statutory tax rates.

The adjusted effective tax rate was 16.9% in the current quarter, compared with 19.7% in the third quarter of 2011 and 19.5% in the second quarter of 2012. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

As explained in the Provision for Income Taxes section of BMO’s 2011 annual MD&A, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations, BMO may hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. The gain or loss from such hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from such hedging gains or losses is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. This hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $24 million for the quarter and $18 million for the year to date. Refer to the Consolidated Statement of Comprehensive Income included in the unaudited interim consolidated financial statements for further details. Information on additional hedging of our foreign exchange exposure due to investments in foreign operations is, with respect to the mitigation of potential volatility in our capital ratios, described below in the Capital Management Q3 2012 Regulatory Capital Review section.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Summary Quarterly Results Trends (1) (2)

(Canadian $ in millions, except as noted)	Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010(2)

Total revenue	3,878	3,959	4,117	3,822	3,320	3,333	3,468	3,236
Provision for credit losses – specific	229	195	122	299	245	265	317	253
Provision for credit losses – collective	8	-	19	63	(15)	32	6	-
Non-interest expense	2,484	2,499	2,554	2,432	2,221	2,030	2,058	2,030
Reported net income	970	1,028	1,109	768	708	813	825	757
Adjusted net income	1,013	982	972	832	856	770	817	766

Basic earnings per share ($)	1.42	1.52	1.65	1.12	1.10	1.34	1.36	1.25
Diluted earnings per share ($)	1.42	1.51	1.63	1.11	1.09	1.32	1.34	1.24
Adjusted diluted earnings per share ($)	1.49	1.44	1.42	1.20	1.34	1.25	1.32	1.26
Net interest margin on earning assets (%)	1.88	1.89	2.05	2.01	1.76	1.82	1.78	1.89
Adjusted net interest margin on earning assets (%)	1.70	1.76	1.85	1.78	1.78	1.83	1.79	1.89
Effective income tax rate (%)	16.2	18.7	22.0	25.3	18.5	19.2	24.1	20.6
Canadian/U.S. dollar exchange rate (average)	1.02	0.99	1.01	1.01	0.96	0.96	1.01	1.04

Reported net income:
P&C Canada	453	446	446	439	443	414	477	427
P&C U.S.	129	121	137	155	90	53	54	46

Personal and Commercial Banking	582	567	583	594	533	467	531	473
Private Client Group	109	145	105	137	104	91	144	120
BMO Capital Markets	232	225	198	143	270	229	260	214
Corporate Services, including T&O	47	91	223	(106)	(199)	26	(110)	(50)

BMO Financial Group net income	970	1,028	1,109	768	708	813	825	757

Adjusted net income:
P&C Canada	456	449	448	441	444	417	479	429
P&C U.S.	145	136	154	172	99	57	59	51

Personal and Commercial Banking	601	585	602	613	543	474	538	480
Private Client Group	115	150	110	143	105	93	145	121
BMO Capital Markets	232	226	198	143	270	229	260	214
Corporate Services, including T&O	65	21	62	(67)	(62)	(26)	(126)	(49)

BMO Financial Group adjusted net income	1,013	982	972	832	856	770	817	766

(1)	Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	Amounts for Q4-2010 have not been restated to conform to IFRS. See discussion that follows.

14 • BMO Financial Group Third Quarter Report 2012

BMO’s quarterly earning trends were reviewed in detail on pages 98 and 99 of BMO’s 2011 annual MD&A. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the fourth quarter of fiscal 2010 through the third quarter of fiscal 2012.

Effective November 1, 2011, BMO’s financial statements are prepared in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Our financial results for the one quarter in fiscal 2010 listed above, however, have not been restated and are still being presented in accordance with Canadian GAAP as defined at that time.

We have remained focused on our objectives and priorities and have made good progress in embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011, but overall conditions improved and we have maintained our focus on our vision and strategy, while also reporting improved results in 2011 and 2012. These improved results generally reflect a trend toward stronger revenues, reduced provisions for credit losses and increased net income, although adjusted results in the fourth quarter of 2011 were weaker due to the impact of concerns over the European debt situation. Expenses increased in 2011, reflecting acquisitions, initiative spending and business growth. Results in the first three quarters of 2012 were strong.

In July 2011, we completed the acquisition of M&I for share consideration, significantly growing our operations in the United States.

P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increase in the commercial businesses, driven by volume growth across most products. Net income has generally trended higher in 2011 and into the first nine months of 2012, with revenue and expense growth moderating during that period.

P&C U.S. has operated in a difficult economic environment since 2007. The economic environment led to a drop in loan utilization, which affected revenue growth and net income. Results improved significantly in 2011 and into 2012 as we are realizing the benefit of the acquired business late in the third quarter of 2011 and seeing commercial loan utilization starting to increase.

Beginning in the third quarter of 2011, Private Client Group results reflect the acquisitions of the Lloyd George Management group of companies and the M&I wealth management business. Recent quarterly results have generally reflected continued growth in Private Client Group excluding insurance. Insurance results were lowered in the first quarter and third quarter of 2012 by the effects of changes in long-term interest rates. Private Client Group results are subject to variability due to reinsurance charges and the effects of long-term interest rate movements on our insurance business.

BMO Capital Markets results in the first quarter of 2011 were particularly strong, while second quarter results returned to normal levels and third quarter results benefited from tax recoveries related to prior periods. Results were down in the fourth quarter of 2011 due to a difficult market environment. Net income has trended higher in 2012 although the market environment remains uncertain.

Corporate Services reported results are affected by adjusting items. Adjusted results have been generally more consistent, reflecting decreased provisions for credit losses and better revenues.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar has generally weakened over the past two years. It weakened further in 2011 to levels close to parity, although the decrease in its value was less pronounced than in 2010. The U.S. dollar strengthened slightly in the first quarter of 2012, weakened in the second quarter, and then strengthened again in the third quarter. A stronger U.S. dollar increases the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

Balance Sheet

Total assets of $542.2 billion at July 31, 2012, increased $41.7 billion from October 31, 2011, with minimal impact from the stronger U.S. dollar. The increase primarily reflects growth in net loans and acceptances of $14.5 billion, cash and cash equivalents and interest bearing deposits with banks of $13.9 billion, securities of $8.1 billion and securities borrowed or purchased under resale agreements of $7.6 billion. All remaining assets declined by a combined $2.4 billion.

The $14.5 billion increase in net loans and acceptances was primarily due to an increase in loans to businesses and governments of $8.0 billion across most operating groups and an increase in residential mortgages of $4.5 billion in P&C Canada. Other loans and acceptances had a net increase totalling $2.0 billion.

The $13.9 billion increase in cash and cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with the Federal Reserve.

The $8.1 billion increase in securities resulted primarily from an increase in available-for-sale securities.

The $7.6 billion increase in securities borrowed or purchased under resale agreements was mainly due to increased client-driven activities.

The $2.4 billion decrease in other items was primarily related to decreases in derivative assets primarily related to U.S. equities.

Liabilities and equity increased $41.7 billion from October 31, 2011. The change primarily reflects increases in deposits of $26.6 billion, securities lent or sold under repurchase agreements of $15.1 billion, securities sold but not yet purchased of $2.3 billion and shareholders’ equity of $1.6 billion. All remaining liabilities decreased by a combined $3.9 billion.

The $26.6 billion increase in deposits was largely driven by a $24.5 billion increase in business and government deposits, which grew in both the United States and Canada. Deposits by banks increased $2.4 billion, while deposits by individuals decreased $0.3 billion.

The $15.1 billion increase in securities lent or sold under repurchase agreements was mainly due to increased client-driven activities.

The $3.9 billion decrease in other items was largely related to the windup of one of the bank’s mortgage securitization vehicles.

BMO Financial Group Third Quarter Report 2012 • 15

The $2.3 billion increase in securities sold but not yet purchased was primarily due to increased hedging requirements in BMO Capital Markets.

The increase in shareholders’ equity of $1.6 billion reflects growth in retained earnings.

Contractual obligations by year of maturity are outlined in Table 20 on page 110 of BMO’s 2011 Annual Report, in accordance with Canadian GAAP as defined at that time. On this basis, there have been no material changes to contractual obligations that are outside the ordinary course of our business.

Capital Management

Q3 2012 Regulatory Capital Review

BMO’s capital position remains strong, with a Common Equity Ratio (based on Basel II) of 10.31%, and a Basel II Tier 1 Capital Ratio of 12.40% at July 31, 2012. Common Equity and Tier 1 capital were $21.1 and $25.4 billion, respectively. Risk-weighted assets (RWA) were $205 billion at July 31, 2012.

The Common Equity Ratio increased 72 basis points from the end of fiscal 2011 due to higher common equity and lower RWA, as described below. The Basel II Tier 1 Capital Ratio increased 39 basis points from the end of fiscal 2011. Relative to the second quarter, the Common Equity Ratio and Tier 1 Capital Ratio increased 41 and 43 basis points, respectively.

Effective November 1, 2011, BMO adopted IFRS, which impacts our capital ratios. The transition to IFRS reduces RWA and lowers retained earnings. As such, the adoption of IFRS will ultimately reduce BMO’s Basel II Tier 1 Capital Ratio and Total Capital Ratio by approximately 60 and 55 basis points, respectively, and increase the assets to capital multiple by 1.45x. Using transition guidance from the Office of the Superintendent of Financial Institutions Canada (OSFI), BMO has elected to phase in the impact of lower Tier 1 capital over a five-quarter period and, as such, the impact of IFRS lowered our Basel II Tier 1 Capital Ratio and Total Capital Ratio at the end of the third quarter by 32 and 28 basis points, respectively. The impact of lower RWA is not phased in and was fully recognized in the first quarter of 2012.

Basel II RWA of $205 billion at July 31, 2012, was $4 billion lower than October 31, 2011, due mainly to lower RWA related to the adoption of IFRS described above, improved risk assessments and lower RWA related to securitized assets. These factors were partly offset by the requirements for additional Stress VaR RWA under the Basel 2.5 rules and the impact of the weakening Canadian dollar on U.S.-dollar-denominated RWA.

Common equity (on a Basel II basis) at July 31, 2012, increased $1.1 billion from $20.0 billion at October 31, 2011, due to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. These factors were partly offset by higher deductions under Basel 2.5 rules.

Common equity growth was partly offset by adjustments to retained earnings as part of the transition to IFRS, which, as noted above, is phased in over five quarters, and by higher Basel II capital deductions due to the expiry of grandfathering rules related to capital deductions for insurance subsidiaries held prior to January 1, 2007. Excluding these adjustments, common equity increased by $2.2 billion.

The bank’s Basel II Tier 1 capital increased $0.3 billion from October 31, 2011, with growth in common equity partially offset by the redemption of $400 million BMO BOaTS – Series C in

December 2011 and US$300 million Class B Preferred Shares Series 10 in February 2012.

BMO’s Basel II Total Capital Ratio was 14.78% at July 31, 2012. The ratio was down modestly from the end of 2011 and from the second quarter. Total capital decreased $0.7 billion from the end of 2011 to $30.3 billion, primarily due to the factors outlined above and the redemption of $1.2 billion of subordinated Series D Medium-Term Notes Second Tranche in June 2012.

BMO’s Assets-to-Capital Multiple, a leverage ratio monitored by OSFI, was 15.8 at July 31, 2012. Under OSFI rules, a bank’s total assets should be no greater than 20 times its available capital, but OSFI may prescribe a lower multiple or approve a multiple of up to 23, depending on a bank’s circumstances.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. As discussed in the preceding Income Taxes section, foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity (although they do not attract tax until realized). When coupled with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA, and with the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, this may result in volatility in the bank’s capital ratios. BMO may, as discussed in the Income Taxes section, partially hedge this foreign exchange risk by funding its foreign investment in U.S. dollars and, to reduce the impact of foreign exchange rate changes on the bank’s capital ratios, may enter into forward currency contracts or elect to fund its investment in Canadian dollars.

Pending Basel III Regulatory Capital Changes

The Basel III capital rules, which will come into effect in January 2013, have now been described by OSFI in drafts disclosed for public consultation and BMO’s Basel III capital ratios are well-positioned for the adoption of the new requirements.

We consider the Common Equity Ratio to be the primary capital ratio under Basel III. Based on our analysis and assumptions, BMO’s pro-forma July 31, 2012, Common Equity Ratio would be 8.3%, approximately 65 basis points higher than the pro-forma ratio at the end of the prior quarter. This increase was primarily due to common equity growth (largely from retained earnings) and lower capital deductions. OSFI indicated in a public letter dated February 1, 2011, that it expects deposit-taking institutions to meet the Basel III capital requirements, including a 7% Common Equity Ratio target (4.5% minimum plus 2.5% capital conservation buffer), early in the Basel III transition period, which commences at the start of 2013. BMO currently surpasses these expectations on a pro-forma basis.

The bank’s regulatory common equity, defined as common equity net of applicable regulatory capital adjustments, would decrease by approximately $2.3 billion from $20.5 billion under Basel II, based on full phase in of IFRS impacts, to $18.2 billion under Basel III, both as at July 31, 2012.

Our RWA at July 31, 2012, would increase by approximately $16 billion from $205 billion under Basel II to $221 billion under Basel III, primarily due to higher counterparty credit risk RWA of $13.3 billion as well as the conversion of certain existing Basel II capital deductions to RWA.

16 • BMO Financial Group Third Quarter Report 2012

The Basel III pro-forma Tier 1 Capital Ratio at July 31, 2012, would be 9.9%, an increase of approximately 35 basis points from the prior quarter.

Under Basel III, Tier 1 capital at July 31, 2012, would decrease by approximately $3.1 billion from $24.9 billion under Basel II to $21.8 billion, based on full phase in of IFRS impacts.

BMO’s pro-forma Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio exceed Basel III minimum requirements.

The pro-forma calculations and statements in this section assume full implementation of announced Basel III regulatory capital requirements and proposals. In calculating the bank’s Basel III Tier 1 Capital Ratio, Basel III Total Capital Ratio and Leverage Ratio, we also assumed that BMO’s current non-common share Tier 1 and Tier 2 capital instruments were fully included in regulatory capital. These instruments do not meet Basel III capital requirements and will be subject to grandfathering provisions and phased out at 10% per annum over a nine-year period beginning January 1, 2013. We expect to be able to refinance non-common share capital instruments as and when necessary in order to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect future management actions that may be taken to help mitigate the impact of the changes, the benefit of future growth in retained earnings, additional rule changes or factors beyond management’s control.

Additional information on Basel III regulatory capital changes is available in the Enterprise-Wide Capital Management section on pages 61 to 65 of BMO’s 2011 annual MD&A.

Other Capital Developments

During the quarter, 3,574,000 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

During the quarter, we redeemed all $1.2 billion of subordinated Series D Medium-Term Notes Second Tranche.

On August 28, 2012, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.72 per share, an increase of two cents per share from a year ago and from the preceding quarter. The increase in our dividend reflects our strong capital position, the success of our business strategies and our confidence in our continued ability to generate sustained earnings growth.

The bank also changed its target dividend payout range (common share dividends as a percentage of net income attributable to shareholders less preferred share dividends) to 40-50% from 45-55%.

This change is consistent with our objective of maintaining capital flexibility to execute on our growth strategies and considers the higher capital expectations resulting from Basel III.

The dividend is payable November 28, 2012, to shareholders of record on November 1, 2012. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. For the dividend payable on November 28, 2012, given the strength of the bank’s capital position, the common shares purchased under the Plan will be issued from treasury without a discount. Previously, common shares purchased under the Plan were issued at a two per cent discount from the average market price of the common shares, as defined in the Plan.

BMO Financial Group Third Quarter Report 2012 • 17

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets

(Canadian $ in millions)	Q3-2012	Q4-2011

Gross common shareholders’ equity	25,605	24,455
IFRS phase in not applicable to common equity	44	-
Goodwill and excess intangible assets	(3,732)	(3,585)
Securitization-related deductions	(31)	(168)
Expected loss in excess of allowance – AIRB Approach	(75)	(205)
Substantial investments/Investments in insurance subsidiaries	(607)	(481)
Other deductions	(86)	-

Adjusted common shareholders’ equity	21,118	20,016
Non-cumulative preferred shares	2,465	2,861
Innovative Tier 1 Capital Instruments	1,847	2,156
Non-controlling interest in subsidiaries	16	38
IFRS phase in only applicable to Tier 1 capital	(44)	-

Adjusted Tier 1 Capital	25,402	25,071

Subordinated debt	4,386	5,896
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	68	7
Eligible portion of collective allowance for credit losses	331	309

Total Tier 2 Capital	5,585	7,012
Securitization-related deductions	(31)	(31)
Expected loss in excess of allowance – AIRB Approach	(75)	(205)
Substantial Investments/Investment in insurance subsidiaries	(607)	(855)

Adjusted Tier 2 Capital	4,872	5,921

Total Capital	30,274	30,992

Risk-Weighted Assets

(Canadian $ in millions)	Q3-2012	Q4-2011

Credit risk	172,050	179,092
Market risk	7,320	4,971
Operational risk	25,417	24,609

Total risk-weighted assets	204,787	208,672

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing Capital Management sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Outstanding Shares and Securities Convertible into Common Shares

As at August 22, 2012	Number of shares or dollar amount

Common shares	646,944,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Series 18	$150,000,000
Series 21	$275,000,000
Series 23	$400,000,000
Series 25	$290,000,000

Stock options
– vested	8,934,000
– non-vested	7,955,000

Details on share capital are outlined in the 2011 Annual Report in Note 20 to the audited consolidated financial statements on pages 154 to 155.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 on page 140 of our annual consolidated financial statements.

BMO’s senior debt credit ratings were unchanged in the quarter and have a stable outlook. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa2); and Standard & Poor’s (S&P) (A+). These credit ratings are also disclosed for the current and prior periods in the Financial Highlights section located near the beginning of this document.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are all discussed in Note 27 to the audited consolidated financial statements on page 169 of BMO’s 2011 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Special Purpose Entities and Guarantees, which are described on pages 66 to 68 and 70 of BMO’s 2011 annual MD&A as well as in Notes 5 and 7 to the unaudited interim consolidated financial statements for the quarter ended April 30, 2012. Under IFRS, we now consolidate our structured credit vehicles, U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended July 31, 2012.

18 • BMO Financial Group Third Quarter Report 2012

Accounting Policies and Critical Accounting Estimates

Effective the first quarter of 2012, BMO’s consolidated financial statements are prepared in accordance with IFRS. Significant accounting policies under IFRS are described in the notes to our unaudited interim consolidated financial statements for the quarter ended April 30, 2012, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion. The consolidated financial statements for comparative periods have been restated to conform to the current presentation. Our consolidated financial statements were previously prepared in accordance with Canadian GAAP as defined at that time. Changes in accounting as a result of conforming to IFRS are described more fully in Note 19 to our unaudited interim consolidated financial statements for the quarter ended April 30, 2012, and on pages 73 to 77 of BMO’s 2011 annual MD&A.

Future Changes in Accounting Policies

The International Accounting Standards Board has issued amendments to the standard for financial instrument disclosures, which require additional disclosure on the transfer of financial assets, including the possible effects of any residual risks that the transferring entity retains. These amendments will be effective for BMO for our annual disclosures as at October 31, 2012. In addition, effective November 1, 2013, we will also adopt new standards on Employee Benefits, Fair Value Measurement, Consolidated Financial Statements, Investment in Associates and Joint Ventures, Offsetting, and Disclosure of Interests in Other Entities. Additional information on the new standards and amendments to existing standards can be found in Note 1 to the unaudited interim consolidated financial statements for the quarter ended April 30, 2012.

The above Future Changes in Accounting Policies section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

Pages 65 to 69 of BMO’s 2011 annual MD&A provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes in the select financial instruments, if any, in our interim MD&A.

Under IFRS, we now consolidate our structured investment vehicle, our Canadian credit protection vehicle and our U.S. customer securitization vehicle. There has been no change to the structure of our economic exposure.

The amount drawn on the liquidity facility BMO provides for the structured investment vehicle Links Finance Corporation (Links) was lowered to US$1.8 billion at the end of the quarter, down from US$2.1 billion at April 30, 2012, and US$2.6 billion at the end of fiscal 2011. The decrease was attributable to asset sales and asset maturities. The book value of the Links’ subordinated capital notes at quarter-end was US$399 million, compared with US$407 million at April 30, 2012, and US$440 million at October 31, 2011.

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. We are closely monitoring our European exposure, and our risk management processes incorporate stress tests where appropriate to assess our potential risk. Our exposure to select countries of interest, as at July 31, 2012, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe with gross exposures greater than $500 million.

The first table outlines portfolio total gross and net exposures for lending, securities (inclusive of credit exposures arising from credit default swap (CDS) activity), repo-style transactions and derivatives (counterparty). These totals are broken down by counterparty type in the subsequent tables. For greater clarity, CDS exposure by counterparty is detailed separately.

The bank’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $149 million, plus $48 million of unfunded commitments. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These totalled $78 million at the end of the quarter.

Our net direct exposure to the other Eurozone countries (the other 12 countries that share a common Euro currency) totalled approximately $4.5 billion, of which 70% was to counterparties in countries with a Aaa/AAA rating by both Moody’s and S&P, with approximately 96% rated Aaa/AAA by one or other of the rating agencies. Our net direct exposure to the rest of Europe totalled approximately $3.5 billion, of which 93% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.

In addition to the exposures shown in the table, we have exposure to European supranational institutions totalling $0.47 billion, predominantly in the form of tradeable cash products, as well as $0.13 billion of European Central Bank exposure.

The bank also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures. The bank has direct credit exposure to those structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 67 to 68 of BMO’s 2011 annual MD&A, these structures all have first-loss protection and hedges are in place for our credit protection vehicle.

The notional exposure held in our credit protection vehicle to issuers in Greece, Italy and Spain represented 0.5%, 1.4% and 1.1%, respectively, of its total notional exposure. The credit protection vehicle had notional exposure to 7 of the other 12 countries that share the Euro currency. This exposure represented 14.3% of total notional exposure, of which 77.0% was rated investment grade by S&P (68.0% by Moody’s). The notional exposure to the remainder of Europe was 16.8% of the total

BMO Financial Group Third Quarter Report 2012 • 19

notional exposure, with 69.9% rated investment grade by S&P (64.9% by Moody’s). The bank is well protected as a result of both first-loss protection and hedges that are in place.

The bank has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has reliance on 1.88% of loans or securities originated by entities in Europe. Exposure to Germany is the largest at 0.63%. Exposure to Spain is approximately 0.11%, to Italy is 0.01% and there is no exposure to Ireland, Greece or Portugal.

The structured investment vehicle’s par value exposure to entities in European countries totalled $817 million, of which $0.2 million is exposure to GIIPS, $283 million to the other Eurozone countries and $534 million to the rest of Europe. The largest exposures include the United Kingdom at $469 million and Netherlands at $179 million. These values include exposure through collateralized bond obligation (CBO), collateralized loan obligation (CLO) investments and residential mortgage-backed securities, which have credit exposures to borrowers or issuers operating in Europe.

BMO’s indirect exposure to Europe in the form of Euro-denominated collateral to support trading activity was €473 million in securities issued by entities in European countries and €259 million of cash collateral at July 31, 2012. Of this amount, €5 million was held in GIIPS related securities and €261 million was in German securities.

Indirect exposure by way of guarantees from entities in European countries totalled $436 million, of which $2 million is exposure to GIIPS, $208 million to the other Eurozone countries and $226 million to the rest of Europe. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. Reliance may be placed on collateral or guarantees as part of specific product structures, such as repurchase agreements.

The bank’s CDS exposures in Europe are also outlined in a table that follows. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off since 2008. Maturity mismatches in the run-off portfolio are not material, and where they exist, the purchased credit protection generally extends beyond the maturity date of the offsetting bond or CDS contract. There is one exception where the purchased protection expires prior to the maturity of the offsetting sold protection contract, and on this exception the open credit exposure is not material and extends for less than one month. This exposure is outside of the GIIPS countries and has been netted in the tables. In addition, two European exposures totalling €50 million of sold protection are hedged on a proxy basis. The credit benefit realized through the proxy hedge has not been netted in the tables. Of this exposure, €20 million is to Italian counterparties while the remainder is outside of the GIIPS countries.

European Exposure7 by Country (Canadian $ in millions)

As at July 31, 2012

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total

Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net

GIIPS
Greece	2	2	-	-	-	-	-	-	2	2
Ireland (5)	-	-	28	-	-	-	58	1	86	1
Italy	2	2	248	25	65	5	11	7	326	39
Portugal	67	19	125	-	-	-	-	-	192	19
Spain	85	85	254	-	-	-	7	3	346	88

Total - GIIPS	156	108	655	25	65	5	76	11	952	149

Eurozone (excluding GIIPS)
France	40	40	1,013	768	1,828	1	336	41	3,217	850
Germany	164	164	2,229	1,735	1,924	12	85	29	4,402	1,940
Netherlands	285	169	667	542	1,311	2	92	11	2,355	724
Other (6)	398	248	914	703	-	-	116	56	1,428	1,007

Total - Eurozone (excluding GIIPS)	887	621	4,823	3,748	5,063	15	629	137	11,402	4,521

Rest of Europe
Denmark	7	7	704	703	212	-	2	-	925	710
Norway	12	12	1,045	1,045	-	-	19	19	1,076	1,076
Sweden	58	25	279	207	261	1	5	-	603	233
United Kingdom	360	188	1,086	553	2,362	4	516	101	4,324	846
Other (6)	610	601	597	-	132	2	47	26	1,386	629

Total - Rest of Europe	1,047	833	3,711	2,508	2,967	7	589	146	8,314	3,494

Total - All of Europe	2,090	1,562	9,189	6,281	8,095	27	1,294	294	20,668	8,164

Details of the summary amounts reflected in the columns above are provided in the tables that follow.

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $3.0 billion.
(5)	Does not include Irish subsidiary reserves with Irish Central Bank of $78 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Slovakia and Slovenia. Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland, Russian Federation and Switzerland.
(7)	The bank also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
(8)	Sovereign includes sovereign-backed bank cash products.

20 • BMO Financial Group Third Quarter Report 2012

European Lending Exposure7 by Country and Counterparty (Canadian $ in millions)

 As at July 31, 2012

	Lending (1)
	Commitments				Funded

Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	2	-	-	2	2	-	-	2
Ireland (5)	-	-	-	-	-	-	-	-
Italy	2	-	-	2	2	-	-	2
Portugal	19	48	-	67	19	-	-	19
Spain	85	-	-	85	85	-	-	85

Total - GIIPS	108	48	-	156	108	-	-	108

Eurozone (excluding GIIPS)
France	40	-	-	40	40	-	-	40
Germany	78	5	81	164	78	5	81	164
Netherlands	28	257	-	285	28	141	-	169
Other (6)	344	54	-	398	207	41	-	248

Total - Eurozone (excluding GIIPS)	490	316	81	887	353	187	81	621

Rest of Europe
Denmark	7	-	-	7	7	-	-	7
Norway	12	-	-	12	12	-	-	12
Sweden	23	35	-	58	23	2	-	25
United Kingdom	85	275	-	360	85	103	-	188
Other (6)	246	364	-	610	246	355	-	601

Total - Rest of Europe	373	674	-	1,047	373	460	-	833

Total - All of Europe	971	1,038	81	2,090	834	647	81	1,562

Refer to footnotes in first table.

European Securities Exposure7 by Country and Counterparty (Canadian $ in millions)

 As at July 31, 2012

	Securities (2)
	Gross					Net

Country	Bank	Corporate	Sovereign	(8)	Total	Bank	Corporate	Sovereign	(8)	Total

GIIPS
Greece	-	-	-		-	-	-	-		-
Ireland (5)	-	3	25		28	-	-	-		-
Italy	56	81	111		248	-	25	-		25
Portugal	-	-	125		125	-	-	-		-
Spain	127	83	44		254	-	-	-		-

Total - GIIPS	183	167	305		655	-	25	-		25

Eurozone (excluding GIIPS)
France	78	97	838		1,013	-	-	768		768
Germany	232	327	1,670		2,229	26	39	1,670		1,735
Netherlands	457	102	108		667	433	8	101		542
Other (6)	160	108	646		914	131	37	535		703

Total - Eurozone (excluding GIIPS)	927	634	3,262		4,823	590	84	3,074		3,748

Rest of Europe
Denmark	263	1	440		704	263	-	440		703
Norway	392	-	653		1,045	392	-	653		1,045
Sweden	206	72	1		279	206	-	1		207
United Kingdom	188	423	475		1,086	36	42	475		553
Other (6)	16	52	529		597	-	-	-		-

Total - Rest of Europe	1,065	548	2,098		3,711	897	42	1,569		2,508

Total - All of Europe	2,175	1,349	5,665		9,189	1,487	151	4,643		6,281

Refer to footnotes in first table.

BMO Financial Group Third Quarter Report 2012 • 21

European Repo & Derivatives Exposure7 by Country and Counterparty (Canadian $ in millions)

 As at July 31, 2012

	Repo-Style Trans. (3)		Derivatives (4)
	Gross	Net of Collateral	Gross				Net of Collateral

Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	-	-	58	-	-	58	1	-	-	1
Italy	65	5	6	5	-	11	2	5	-	7
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	-	-	7	-	-	7	3	-	-	3

Total - GIIPS	65	5	71	5	-	76	6	5	-	11

Eurozone (excluding GIIPS)
France	1,828	1	336	-	-	336	41	-	-	41
Germany	1,924	12	85	-	-	85	29	-	-	29
Netherlands	1,311	2	90	2	-	92	9	2	-	11
Other (6)	-	-	107	5	4	116	47	5	4	56

Total - Eurozone (excluding GIIPS)	5,063	15	618	7	4	629	126	7	4	137

Rest of Europe
Denmark	212	-	2	-	-	2	-	-	-	-
Norway	-	-	1	-	18	19	1	-	18	19
Sweden	261	1	5	-	-	5	-	-	-	-
United Kingdom	2,362	4	499	11	6	516	84	11	6	101
Other (6)	132	2	47	-	-	47	26	-	-	26

Total - Rest of Europe	2,967	7	554	11	24	589	111	11	24	146

Total - All of Europe	8,095	27	1,243	23	28	1,294	243	23	28	294

Refer to footnotes in first table.

Credit Default Swaps by Country and Credit Quality (Canadian $ in millions)

 As at July 31, 2012

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non- Inv. Grade	Inv. Grade	Non- Inv. Grade	Total Exposure	Inv. Grade	Non- Inv. Grade	Total	Inv. Grade	Non- Inv. Grade	Total	Total Exposure

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland (5)	5	-	(5)	-	-	(29)	-	(29)	29	-	29	-
Italy	16	-	(16)	-	-	(236)	-	(236)	254	-	254	18
Portugal	28	-	(28)	-	-	(125)	-	(125)	125	-	125	-
Spain	15	-	(15)	-	-	(214)	(6)	(220)	210	11	221	1

Total - GIIPS	64	-	(64)	-	-	(604)	(6)	(610)	618	11	629	19

Eurozone (excluding GIIPS)
France	2	-	(2)	-	-	(330)	-	(330)	304	-	304	(26)
Germany	4	-	(3)	-	1	(733)	-	(733)	697	25	722	(11)
Netherlands	-	-	-	-	-	(167)	(6)	(173)	132	12	144	(29)
Other (6)	2	-	(2)	-	-	(241)	-	(241)	278	-	278	37

Total - Eurozone (excluding GIIPS)	8	-	(7)	-	1	(1,471)	(6)	(1,477)	1,411	37	1,448	(29)

Rest of Europe
Denmark	-	-	-	-	-	(30)	-	(30)	30	-	30	-
Norway	-	-	-	-	-	-	-	-	-	-	-	-
Sweden	-	-	1	-	1	(97)	(6)	(103)	103	-	103	-
United Kingdom	7	-	(5)	-	2	(603)	-	(603)	546	43	589	(14)
Other (6)	17	-	(15)	-	2	(903)	(25)	(928)	717	8	725	(203)

Total - Rest of Europe	24	-	(19)	-	5	(1,633)	(31)	(1,664)	1,396	51	1,447	(217)

Total - All of Europe	96	-	(90)	-	6	(3,708)	(43)	(3,751)	3,425	99	3,524	(227)

Refer to footnotes in first table.

Notes:

-	All purchased and written exposures are with bank counterparties, with the exception of $56 million (notional) of written protection on German ($31 million) and British ($25 million) reference obligations where the counterparties are two Canadian domiciled non-bank financial counterparties.
-	25% of purchased and 28% of written exposure is subject to complete restructuring trigger events.
-	75% of purchased and 71% of written exposure is subject to modified-modified restructuring trigger events.

22 • BMO Financial Group Third Quarter Report 2012

U.S. Regulatory Developments

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Act is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. The reforms also include greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, we are continually monitoring developments to ensure we are well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have issued proposed rules to implement the Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. The agencies recently confirmed that banking entities have two years from July 21, 2012, to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts and work toward compliance during this period.

In addition, under the Dodd-Frank Act, over-the-counter derivatives will be subject to a comprehensive regulatory regime. Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting and business conduct requirements in respect of derivatives have been finalized and are expected to become effective in October. Capital and margin requirements relating to derivatives are currently being reviewed by national and international regulators.

The Board of Governors of the Federal Reserve System (FRB) has issued for comment a proposed rulemaking (the Proposed Rule) that would implement the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements. The Proposed Rule would establish new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management framework, concentration and credit exposure limits, resolution planning and credit exposure reporting. If implemented in its current form, the Proposed Rule would apply to BMO’s U.S. bank holding company subsidiary but not to BMO. The FRB has indicated that it intends to propose later this year a rule designed specifically for the top level of foreign-domiciled bank holding companies, such as BMO.

BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

The restrictions on interchange fees under the Dodd-Frank Act became effective on October 1, 2011, and are expected to lower P&C U.S. pre-tax net income on an annual basis by approximately US$40 million, after the mitigating effects of related management actions.

Pursuant to FRB requirements, our U.S. subsidiary BMO Financial Corp. (BFC) submitted a three year capital plan to the FRB in January 2012. The FRB has informed BFC that it completed its 2012 Capital Plan Review and it did not object to the proposed capital actions submitted to the FRB pursuant to the Capital Plan Review. Under current FRB rules, as a bank holding company with more than $50 billion in assets, BFC is required to participate in an annual stress test exercise conducted by the FRB and to submit an annual capital plan to the FRB.

This U.S. Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2012 • 23

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q3-2012

	Q3-2012					YTD-2012

(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corp	Total BMO	P&C	PCG	BMO CM	Corp	Total BMO

Net interest income (teb) (1)	1,699	132	317	77	2,225	5,101	424	912	226	6,663
Non-interest revenue	608	546	489	10	1,653	1,798	1,692	1,455	346	5,291

Total revenue (teb) (1)	2,307	678	806	87	3,878	6,899	2,116	2,367	572	11,954
Provision for credit losses	228	4	25	(20)	237	676	11	73	(187)	573
Non-interest expense	1,272	544	480	188	2,484	3,823	1,654	1,434	626	7,537

Income before income taxes	807	130	301	(81)	1,157	2,400	451	860	133	3,844
Income taxes (recovery) (teb) (1)	225	21	69	(128)	187	668	92	205	(228)	737

Reported net income Q3-2012	582	109	232	47	970	1,732	359	655	361	3,107
Reported net income Q2-2012	567	145	225	91	1,028
Reported net income Q3-2011	533	104	270	(199)	708	1,531	339	759	(283)	2,346

Adjusted net income Q3-2012	601	115	232	65	1,013	1,788	375	656	148	2,967
Adjusted net income Q2-2012	585	150	226	21	982
Adjusted net income Q3-2011	543	105	270	(62)	856	1,555	343	759	(214)	2,443

Other statistics

Net economic profit (2)	251	56	102	(131)	278	735	202	270	(129)	1,078
Return on equity	17.9%	19.8%	19.3%	nm	14.5%	17.7%	22.2%	18.5%	nm	15.9%
Adjusted return on equity	18.5%	20.8%	19.3%	nm	15.2%	18.3%	23.2%	18.5%	nm	15.2%
Operating leverage	(4.0%)	(2.9%)	(7.6%)	nm	4.9%	(4.3%)	(3.7%)	(10.9%)	nm	(1.4%)
Adjusted operating leverage	(3.1%)	(2.1%)	(7.6%)	nm	(4.4%)	(2.9%)	(2.7%)	(11.0%)	nm	(5.1%)
Productivity ratio (teb)	55.1%	80.3%	59.6%	nm	64.1%	55.4%	78.2%	60.6%	nm	63.1%
Adjusted productivity ratio (teb)	54.0%	79.2%	59.6%	nm	63.7%	54.3%	77.2%	60.6%	nm	63.5%
Net interest margin on earning assets (teb)	3.16%	2.89%	0.63%	nm	1.88%	3.23%	3.22%	0.63%	nm	1.94%
Adjusted net interest margin (teb)	3.16%	2.89%	0.63%	nm	1.70%	3.23%	3.22%	0.63%	nm	1.77%
Average common equity	12,536	2,164	4,587	5,921	25,208	12,636	2,129	4,543	5,407	24,715
Average earning assets ($ billions)	214.0	18.1	200.7	38.3	471.1	210.7	17.6	193.2	36.9	458.4
Full-time equivalent staff	23,990	6,502	2,271	13,831	46,594

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corp means Corporate Services including T&O.

nm – not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2012.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Effective in the first quarter of 2012, Private Client Group and P&C Canada entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the third quarter of 2012 totalled $67 million, up from $55 million in the third quarter of 2011 and up from $56 million in the second quarter.

24 • BMO Financial Group Third Quarter Report 2012

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q3-2012	Increase (Decrease) vs. Q3-2011		Increase (Decrease) vs. Q2-2012		YTD-2012	Increase (Decrease) vs. YTD-2011

Net interest income (teb)	1,699	207	14%	38	2%	5,101	864	20%
Non-interest revenue	608	73	14%	14	2%	1,798	240	15%

Total revenue (teb)	2,307	280	14%	52	2%	6,899	1,104	19%
Provision for credit losses	228	39	21%	4	2%	676	144	27%
Non-interest expense	1,272	193	18%	27	2%	3,823	725	23%

Income before income taxes	807	48	6%	21	3%	2,400	235	11%
Income taxes (teb)	225	(1)	-	6	3%	668	34	6%

Reported net income	582	49	9%	15	3%	1,732	201	13%

Adjusted net income	601	58	11%	16	3%	1,788	233	15%

Return on equity	17.9%		(5.9%)		0.1%	17.7%		(8.0%)
Adjusted return on equity	18.5%		(5.8%)		0.1%	18.3%		(7.8%)
Operating leverage	(4.0%)		nm		nm	(4.3%)		nm
Adjusted operating leverage	(3.1%)		nm		nm	(2.9%)		nm
Productivity ratio (teb)	55.1%		1.9%		(0.1%)	55.4%		1.9%
Adjusted productivity ratio (teb)	54.0%		1.5%		(0.1%)	54.3%		1.3%
Net interest margin on earning assets (teb)	3.16%		(0.04%)		(0.07%)	3.23%		0.04%
Average earning assets ($ billions)	214.0	29.0	16%	4.9	2%	210.7	33.1	19%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q3-2012	Increase (Decrease) vs. Q3-2011		Increase (Decrease) vs. Q2-2012		YTD-2012	Increase (Decrease) vs. YTD-2011

Net interest income (teb)	1,087	(8)	(1%)	24	2%	3,259	(4)	-
Non-interest revenue	469	22	5%	9	2%	1,376	29	2%

Total revenue (teb)	1,556	14	1%	33	2%	4,635	25	1%
Provision for credit losses	143	6	5%	2	3%	422	13	3%
Non-interest expense	795	10	1%	19	2%	2,384	44	2%

Income before income taxes	618	(2)	(1%)	12	2%	1,829	(32)	(2%)
Provision for income taxes (teb)	165	(12)	(7%)	5	2%	484	(43)	(8%)

Reported net income	453	10	2%	7	1%	1,345	11	1%

Adjusted net income	456	12	2%	7	1%	1,353	13	1%

Personal revenue	963	-	-	2	-	2,887	27	1%
Commercial revenue	593	14	3%	31	6%	1,748	(2)	-
Operating leverage	(0.5%)		nm		nm	(1.4%)		nm
Productivity ratio (teb)	51.1%		0.2%		0.1%	51.4%		0.6%
Net interest margin on earning assets (teb)	2.74%		(0.17%)		(0.07%)	2.82%		(0.13%)
Average earning assets ($ billions)	157.7	8.2	5%	4.1	3%	154.6	6.5	4%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

BMO Financial Group Third Quarter Report 2012 • 25

Q3 2012 VS Q3 2011

P&C Canada net income of $453 million was up $10 million or 2.4% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis, P&C Canada’s net income was up $20 million or 4.6%.

Revenue increased $14 million or 0.8%. Results reflect higher volumes across most products, partially offset by lower net interest margin. Net interest margin declined 17 basis points primarily driven by deposit spread compression in the low rate environment, lower personal lending margins resulting from customer behaviours in our cards business and competitive pressures, and loan growth exceeding deposit growth, particularly mortgages.

In the personal banking segment, revenue was relatively unchanged. Higher volume growth across most products was offset by lower net interest margin. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 6.3% year over year, while total personal lending market share was up slightly and further increased from the second quarter.

Our goal is to grow market share while remaining attentive to the credit quality of the portfolio. We continue to focus on improving the total personal lending business through focused investment and improved productivity in the sales force.

Personal deposit balances increased 4.0% year over year due to increases in retail operating deposits. Market share for personal deposits decreased year over year.

In the commercial banking segment, revenue increased by $14 million mainly due to higher volume growth across most products, partially offset by lower deposit spreads in the low interest rate environment.

Commercial loan balances increased 6.6% year over year. We continue to rank second in Canadian business banking market share of small and mid-sized business loans.

Commercial deposit balances grew 3.6% while commercial cards balances were flat.

Non-interest expense was up $10 million or 1.3% from the prior year due to higher initiative spending, partially offset by lower employee-related costs. We continue to actively manage costs while still investing in the business.

Average current loans and acceptances increased $9.0 billion or 5.9% from a year ago, while personal and commercial deposits grew $3.9 billion or 3.8%.

Q3 2012 vs Q2 2012

Net income was up $7 million or 1.5% from the second quarter. On a basis that adjusts reported results to reflect provisions on an actual loss basis, net income was up $22 million or 5.3% from the second quarter.

Revenue increased $33 million or 2.1% as a result of two extra days in the quarter and good volume growth across all products, partially offset by lower net interest margin. Net interest margin was down 7 basis points. The decline was primarily due to lower personal lending margins resulting from customer behaviours in our cards business and competitive pressures, deposit spread compression in the low rate environment and loan growth exceeding deposit growth, particularly mortgages. Personal revenue was consistent with the prior quarter as the effects of good volume growth across all products and two extra days were offset by lower net interest margin. Quarter-over-quarter personal lending market share was up 16 basis points and personal deposits market share was up 5 basis points.

Commercial revenue benefited from two more days and good volume growth.

Non-interest expense was $19 million or 2.3% higher due to increased initiative spending and two extra days, partially offset by lower employee-related costs.

Average current loans and acceptances increased $4.5 billion or 2.9% from last quarter, while personal and commercial deposits increased $1.7 billion or 1.6%. There was good growth in loan and deposit balances and improvements in market share for these products in the third quarter.

Q3 YTD 2012 vs Q3 YTD 2011

Net income increased $11 million or 0.8% year over year. Revenue increased $25 million or 0.5% due to higher volumes across most products, partially offset by lower net interest margin and a securities gain in the first quarter a year ago. Net interest margin declined by 13 basis points primarily due to lower deposit spreads in the low rate environment and competitive pricing pressure.

Non-interest expense increased $44 million or 1.9% primarily due to higher initiative spending, partially offset by lower employee-related costs and the benefit of our focus on productivity.

Average current loans and acceptances increased $7.2 billion or 4.8%, while personal and commercial deposits increased $4.5 billion or 4.4%.

26 • BMO Financial Group Third Quarter Report 2012

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q3-2012	Increase (Decrease) vs. Q3-2011		Increase (Decrease) vs.Q2-2012		YTD-2012	Increase (Decrease) vs. YTD-2011

Net interest income (teb)	612	215	54%	14	2%	1,842	868	89%
Non-interest revenue	139	51	59%	5	5%	422	211	100%

Total revenue (teb)	751	266	55%	19	3%	2,264	1,079	91%
Provision for credit losses	85	33	63%	2	2%	254	131	+100%
Non-interest expense	477	183	62%	8	2%	1,439	681	90%

Income before income taxes	189	50	38%	9	6%	571	267	88%
Provision for income taxes (teb)	60	11	26%	1	4%	184	77	72%

Reported net income	129	39	43%	8	8%	387	190	96%

Adjusted net income	145	46	48%	9	7%	435	220	+100%

Operating leverage	(6.9%)		nm		nm	1.3%		nm
Adjusted operating leverage	(5.2%)		nm		nm	5.0%		nm
Productivity ratio (teb)	63.3%		2.7%		(0.8%)	63.5%		(0.5%)
Adjusted productivity ratio (teb)	60.2%		2.0%		(0.7%)	60.4%		(1.6%)
Net interest margin on earning assets (teb)	4.38%		(0.11%)		0.03%	4.39%		(0.02%)
Adjusted net interest margin on earning assets	4.38%		(0.11%)		0.03%	4.39%		(0.02%)
Average earning assets ($ billions)	56.2	20.8	59%	0.9	2%	56.1	26.6	90%

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	602	189	46%	(2)	-	1,829	830	83%
Non-interest revenue	137	46	51%	3	2%	419	203	94%

Total revenue (teb)	739	235	47%	1	-	2,248	1,033	85%
Non-interest expense	468	163	53%	(5)	(1%)	1,428	652	84%
Reported net Income	127	32	34%	5	5%	384	181	90%
Adjusted net income	143	40	37%	6	4%	432	211	95%
Average earning assets (US$ billions)	55.2	18.4	50%	(0.6)	(1%)	55.7	25.4	84%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q3 2012 vs Q3 2011 (in U.S. $)

Net income of $127 million increased $32 million or 34% from $95 million a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $143 million, up $40 million or 37% from a year ago primarily due to the acquired business.

Revenue of $739 million increased $235 million from a year ago due to the $236 million of incremental revenue from two additional months of the acquired business’ results, compared with a year ago. The effects of deposit spread compression, a change in mix of loan balances, a reduction in interchange fees and lower securities gains were largely offset by increased deposit balances, higher gains on sale of mortgages and higher lending fees.

Net interest margin decreased by 11 basis points due to deposit spread compression, partially offset by the favourable effect of deposit growth exceeding loan growth and the positive impact from the acquired business.

Non-interest expense of $468 million increased $163 million. Adjusted non-interest expense of $445 million was $151 million higher, with $141 million due to the inclusion of the acquired business’ results for two additional months in the current year. The remaining increase was primarily attributable to increased regulatory and other support costs.

Average current loans and acceptances increased $16.8 billion year over year to $50.2 billion as a result of the acquired business and strong organic commercial loan growth.

Average deposits increased $21.9 billion year over year to $58.9 billion as a result of the acquired business and growth in our organic commercial business.

Q3 2012 vs Q2 2012 (in U.S. $)

Net income increased $5 million or 4.7% from the prior quarter. Adjusted net income increased 4.1%, primarily due to the benefit of lower expenses.

Revenue increased $1 million or 0.1% and net interest margin increased 3 basis points.

Non-interest expense and adjusted non-interest expense both decreased $5 million, or 1.0% and 1.1%, respectively.

Average current loans and acceptances decreased $0.6 billion from the prior quarter as commercial banking loan growth in key segments was more than offset by decreases in personal banking loans and a decline in the commercial run-off portfolio, as expected. Commercial loans, excluding the commercial real estate and run-off portfolio, have seen three sequential quarters of growth post acquisition.

Average deposits decreased $0.2 billion from the prior quarter, as reductions in personal money market accounts and time deposits outpaced increases in chequing and savings accounts in the low rate environment.

Q3 YTD 2012 vs Q3 YTD 2011 (in U.S. $)

Net income of $384 million increased $181 million from $203 million a year ago. Adjusted net income was $432 million, up $211 million from a year ago primarily due to the acquired business.

Revenue of $2,248 million increased $1,033 million from a year ago, of which $1,008 million was attributable to the acquired business. The remaining increase of $25 million or 2.1% was primarily due to higher gains on the sale of mortgages and higher lending fees.

Net interest margin decreased by 2 basis points.

BMO Financial Group Third Quarter Report 2012 • 27

Non-interest expense of $1,428 million increased $652 million. Adjusted non-interest expense of $1,357 million was $604 million higher, with $560 million due to the impact of the acquired business. The remaining increase of $44 million was largely attributable to increased regulatory and other support costs and litigation accruals.

Average current loans and acceptances increased $23.6 billion year over year to $50.7 billion primarily due to the acquired business and strong organic commercial loan growth.

Average deposits increased $28.9 billion year over year to $58.8 billion as a result of the acquired business and growth in our organic commercial business.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q3-2012	Increase (Decrease) vs. Q3-2011		Increase (Decrease) vs. Q2-2012		YTD-2012	Increase (Decrease) vs. YTD-2011

Net interest income (teb)	132	18	14%	4	2%	424	91	27%
Non-interest revenue	546	38	7%	(69)	(11%)	1,692	146	9%

Total revenue (teb)	678	56	9%	(65)	(9%)	2,116	237	13%
Provision for credit losses	4	1	33%	1	3%	11	4	54%
Non-interest expense	544	56	12%	(9)	(2%)	1,654	232	16%

Income before income taxes	130	(1)	-	(57)	(31%)	451	1	-
Provision for income taxes (teb)	21	(6)	(30%)	(21)	(52%)	92	(19)	(18%)

Reported net income	109	5	6%	(36)	(25%)	359	20	6%

Adjusted net income	115	10	8%	(35)	(24%)	375	32	9%

Adjusted return on equity	20.8%		(7.3%)		(7.5%)	23.2%		(11.1%)
Return on equity	19.8%		(7.8%)		(7.5%)	22.2%		(11.6%)
Operating leverage	(2.9%)		nm		nm	(3.7%)		nm
Productivity ratio (teb)	80.3%		2.1%		5.9%	78.2%		2.6%
Adjusted productivity ratio (teb)	79.2%		1.5%		5.8%	77.2%		1.9%
Net interest margin on earning assets (teb)	2.89%		(0.06%)		(0.09%)	3.22%		0.19%
Average earning assets	18,099	2,663	17%	588	3%	17,589	2,881	20%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	171	60	54%	5	4%	527	267	+100%
Non-interest expense	136	49	56%	-	-	411	196	91%
Reported net income	22	7	50%	5	27%	71	44	+100%
Adjusted net income	26	11	72%	4	22%	83	55	+100%
Average earning assets	2,913	466	19%	(47)	(2%)	2,948	705	31%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q3 2012 vs Q3 2011

Net income was $109 million, up $5 million or 5.7% from a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $115 million, up $10 million or 8.4% from a year ago. Lower interest rates reduced net income in the insurance business by $45 million in the current quarter and by $36 million a year ago. On a basis that excludes this impact, PCG adjusted net income was $160 million, up $19 million or 13% from a year ago and adjusted net income in insurance was $63 million, up $8 million or 16% from a year ago. Adjusted net income in PCG excluding insurance was $97 million, up $11 million or 10% from a year ago.

Revenue was $678 million, up $56 million or 8.7% from a year ago. Revenue in PCG excluding insurance was up 11% from a year ago. Higher revenues from acquisitions and spread-based and fee-based products were partly offset by lower brokerage revenue. Insurance revenue declined 22% from a year ago due to the effects of the movements in interest rates. The stronger U.S. dollar increased revenue by $10 million or 1.7%.

Non-interest expense was $544 million, up $56 million or 12%. Adjusted non-interest expense was $537 million, up $52 million or 11%, primarily due to acquisitions. The stronger U.S. dollar increased adjusted expense by $7 million or 1.5%.

Assets under management and administration grew by approximately $14 billion to $445 billion as we continue to attract new client assets.

Q3 2012 vs Q2 2012

Net income decreased $36 million or 25% and adjusted net income decreased $35 million or 24% from the second quarter. Adjusted net income in PCG excluding insurance was relatively unchanged from the prior quarter. Adjusted insurance net income declined $34 million from the prior quarter due to the effect of lower interest rates.

Revenue decreased $65 million or 8.8%. PCG revenue excluding insurance decreased marginally, with lower brokerage revenues partially offset by higher spread-based and fee-based revenues. Insurance revenue declined 65% from the prior quarter due to lower interest rates. The stronger U.S. dollar increased revenue by $5 million or 0.7%.

Adjusted non-interest expense decreased $9 million or 1.6% on lower revenue-driven costs in brokerage and continued cost management. The stronger U.S. dollar increased adjusted expense by $4 million or 0.6%.

Assets under management and administration were essentially unchanged from the prior quarter, as growth in new client assets was offset by weaker equity market conditions.

28 • BMO Financial Group Third Quarter Report 2012

Q3 YTD 2012 vs Q3 YTD 2011

Net income was $359 million, up $20 million or 6.1% from a year ago. Adjusted net income was $375 million, up $32 million or 8.9% from a year ago. Adjusted net income in PCG excluding insurance was $293 million, up $41 million or 16% from the prior year. Adjusted net income in insurance was $82 million, down $9 million or 9.6% from the prior year.

Revenue was $2,116 million, up $237 million or 13% from a year ago. Revenue in PCG excluding insurance was up 16% as higher revenues from acquisitions and spread-based and fee-based products were partly offset by lower brokerage revenue. Net interest income increased due to earnings from acquisitions, higher earnings from a strategic investment and higher private banking loan and deposit balances. The stronger U.S. dollar increased revenue by $17 million or 0.9%. Insurance revenue declined 18% primarily due to lower interest rates, offset in part by higher than usual earthquake-related reinsurance claims in the prior year.

Non-interest expense was $1,654 million, up $232 million or 16%. Adjusted non-interest expense was $1,633 million, up $217 million or 15% primarily due to acquisitions. The stronger U.S. dollar increased adjusted expense by $12 million or 0.9%.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q3-2012	Increase (Decrease) vs. Q3-2011		Increase (Decrease) vs. Q2-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	317	-	-	9	3%	912	(44)	(5%)
Non-interest revenue	489	(16)	(3%)	8	2%	1,455	(195)	(12%)

Total revenue (teb)	806	(16)	(2%)	17	2%	2,367	(239)	(9%)
Provision for credit losses	25	(4)	(18%)	1	1%	73	(16)	(19%)
Non-interest expense	480	25	6%	9	2%	1,434	24	2%

Income before income taxes	301	(37)	(11%)	7	3%	860	(247)	(22%)
Provision for income taxes (teb)	69	1	3%	-	-	205	(143)	(41%)

Reported net income	232	(38)	(14%)	7	3%	655	(104)	(14%)

Adjusted net income	232	(38)	(14%)	6	3%	656	(103)	(14%)

Trading Products revenue	488	(12)	(3%)	15	3%	1,474	(102)	(7%)
Investment and Corporate Banking revenue	318	(4)	(1%)	2	1%	893	(137)	(13%)
Return on equity	19.3%		(9.1%)		0.7%	18.5%		(7.7%)
Operating leverage	(7.6%)		nm		nm	(10.9%)		nm
Productivity ratio (teb)	59.6%		4.3%		(0.1%)	60.6%		6.5%
Adjusted productivity ratio (teb)	59.6%		4.4%		(0.1%)	60.6%		6.5%
Net interest margin on earning assets (teb)	0.63%		(0.11%)		(0.02%)	0.63%		(0.15%)
Average earning assets ($ billions)	200.7	29.8	17%	8.2	4%	193.2	28.7	17%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	276	15	6%	35	14%	761	(34)	(4%)
Non-interest expense	202	6	3%	(3)	(1%)	607	20	3%
Reported net income	42	9	31%	28	+100%	77	26	52%
Adjusted net income	43	10	31%	29	+100%	78	27	52%
Average earning assets (US$ billions)	75.8	8.5	13%	5.0	7%	72.0	10.4	17%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q3 2012 vs Q3 2011

Net income was $232 million, $38 million or 14% lower than the very strong results of a year ago. Revenues decreased $16 million or 2.0% from the levels of a year ago to $806 million. In the current quarter we saw improvement in trading revenues, particularly in interest rate and commodities trading, as market conditions were more favourable. Corporate banking revenues and debt underwriting fees also improved from the previous year. Offsetting these improvements were decreases in mergers and acquisitions fees and equity underwriting fees, as market uncertainty, mainly driven by concerns over the Eurozone and China, continues to impede activity. The stronger U.S. dollar increased revenue by $17 million relative to a year ago.

There was a reduction in the provision for credit losses, which is charged to the groups on an expected loss basis.

Non-interest expense increased $25 million or 5.6% primarily due to higher employee costs and increased technology and support costs as a result of making investments in our business and responding to the changing regulatory environment. The stronger U.S. dollar increased expenses by $10 million relative to a year ago.

Return on equity was 19.3% compared with 28.4% a year ago, in part reflecting increased regulatory capital requirements compared to the previous year.

Q3 2012 vs Q2 2012

Net income increased $7 million or 2.9% from the previous quarter. Revenue was $17 million or 2.2% higher. Revenue growth was attributable to an improvement in trading revenue, primarily commodities and interest rate trading, and increases in corporate banking revenue and debt underwriting fees. Offsetting these increases were lower net investment securities gains, mergers and acquisitions fees, and equity underwriting fees. The stronger U.S. dollar increased revenue by $8 million relative to the previous quarter.

Non-interest expense increased $9 million or 2.0% primarily due to the timing of technology and support spending. The

BMO Financial Group Third Quarter Report 2012 • 29

stronger U.S. dollar increased expenses by $5 million relative to the previous quarter.

Q3 YTD 2012 vs Q3 YTD 2011

Net income decreased $104 million or 14% from the previous year’s strong results to $655 million. Revenue was $239 million or 9.2% lower, primarily due to less favourable market conditions, which resulted in lower investment banking fees, net investment securities gains, trading revenues and securities commissions. These reductions were partly offset by increases in corporate banking revenues. The stronger U.S. dollar increased revenue by $28 million relative to the comparable period in 2011.

There was a reduction in the provision for credit losses, which is charged to the groups on an expected loss basis.

Non-interest expense was $24 million or 1.7% higher than in the prior year, mainly due to higher technology and support costs as a result of making investments in our business and responding to the changing regulatory environment. The stronger U.S. dollar increased expenses by $15 million relative to a year ago.

Return on equity was 18.5%, compared with 26.2% a year ago.

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q3-2012	Increase (Decrease) vs. Q3-2011		Increase (Decrease) vs. Q2-2012		YTD-2012	Increase (Decrease) vs. YTD-2011

Net interest income before group teb offset	144	209	nm	65	82%	400	545	nm
Group teb offset	(67)	(12)	(22%)	(11)	(20%)	(174)	(5)	(3%)

Net interest income (teb)	77	197	nm	54	nm	226	540	nm
Non-interest revenue	10	41	nm	(139)	(94%)	346	191	+100%

Total revenue (teb)	87	238	nm	(85)	(50%)	572	731	nm
Provision for (recovery of) credit losses	(20)	(29)	(+100%)	36	65%	(187)	(409)	nm
Non-interest expense	188	(11)	(5%)	(42)	(18%)	626	247	65%

Profit before income taxes	(81)	278	77%	(79)	nm	133	893	nm
Provision for (recovery of) income taxes (teb)	128	32	20%	(35)	(39%)	(228)	249	52%

Reported net income	47	246	nm	(44)	(50%)	361	644	nm

Adjusted total revenue (teb)	(114)	(20)	(21%)	(54)	(90%)	(234)	(24)	(11%)
Adjusted provision for (recovery of) credit losses	(140)	(164)	(+100%)	(40)	(40%)	(401)	(600)	(+100%)
Adjusted non-interest expense	80	15	23%	(41)	(34%)	267	48	22%
Adjusted net income	65	127	+100%	44	+100%	148	362	nm

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	120	246	nm	31	34%	398	601	nm
Provision for (recovery of) credit losses	26	6	33%	106	nm	(202)	(345)	nm
Non-interest expense	119	(17)	(13%)	(5)	(6%)	342	161	90%
Provision for (recovery of) income taxes (teb)	(37)	74	68%	(41)	nm	32	289	nm
Reported net income	12	183	nm	(29)	(71%)	226	496	nm
Adjusted net income	41	114	nm	14	53%	171	326	nm

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain asset-liability management activities, run-off structured credit activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.

BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Financial Performance Review

T&O operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

Corporate Services’ net income for the quarter was $47 million, an improvement of $246 million from a year ago. Corporate Services’ results reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the following Non-GAAP Measures section. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is included in the operating groups.

Adjusted net income was $65 million, an improvement of $127 million from a year ago. Adjusted revenues were $20 million

30 • BMO Financial Group Third Quarter Report 2012

lower, due to a number of small items. Adjusted expenses were $15 million higher, primarily due to the impact of the acquired business. Adjusted provisions for credit losses were lower by $164 million due in part to a $118 million ($73 million after-tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, primarily due to the repayment of loans at amounts in excess of the fair value determined at closing. The accounting policy for purchased loans is discussed in the Purchased Loans section of Note 3 of the attached unaudited interim consolidated financial statements. The remaining decrease was attributable to lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology.

Corporate Services net income in the current quarter decreased $44 million relative to the second quarter. Adjusted net income increased $44 million. Adjusted revenues were $54 million lower, due to a number of small items. Adjusted expenses were $41 million lower, mainly due to reduced employee-related costs.

Adjusted provisions for credit losses decreased $40 million mainly due to lower provisions charged to Corporate Services under our expected loss provisioning methodology.

Adjusted net income for the year to date was $148 million, an improvement of $362 million from a year ago. Adjusted revenues were $24 million lower, largely due to interest on the settlement of certain tax matters in the prior year. Adjusted expenses were $48 million higher, primarily due to the impact of the acquired business. Adjusted provisions for credit losses were $600 million lower as a result of improved credit conditions. The year-to-date results include the $377 million ($233 million after-tax) recovery of provisions for credit losses on M&I purchased credit impaired loans.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2012 • 31

Non-GAAP Measures (1)

(Canadian $ in millions, except as noted)	Q3-2012	Q2-2012	Q3-2011	YTD-2012	YTD-2011

Reported Results
Revenue	3,878	3,959	3,320	11,954	10,121
Non-interest expense	(2,484)	(2,499)	(2,221)	(7,537)	(6,309)

Pre-provision, pre-tax earnings	1,394	1,460	1,099	4,417	3,812
Provision for credit losses	(237)	(195)	(230)	(573)	(850)
Provision for income taxes	(187)	(237)	(161)	(737)	(616)

Net Income	970	1,028	708	3,107	2,346

Reported Measures
EPS ($)	1.42	1.51	1.09	4.56	3.74
Net income growth (%)	36.9	26.5	3.0	32.4	10.3
EPS growth (%)	30.3	14.4	(3.5)	21.9	6.6
Revenue growth (%)	16.8	18.8	13.9	18.1	12.4
Non-interest expense growth (%)	11.9	23.2	16.5	19.5	12.9
Productivity ratio (%)	64.1	63.1	66.9	63.1	62.3
Operating leverage (%)	4.9	(4.4)	(2.6)	(1.4)	(0.5)
Return on equity (%)	14.5	16.2	13.3	15.9	16.1

Adjusting Items (Pre-tax)
Credit-related items on the acquired M&I performing loan portfolio (2)	76	90	-	350	-
Run-off structured credit activities (3)	(15)	76	(51)	197	69
Hedge costs related to foreign currency risk on purchase of M&I	-	-	(9)	-	(20)
M&I integration costs (4)	(105)	(74)	(53)	(249)	(82)
M&I acquisition-related costs	-	-	(82)	-	(78)
Amortization of acquisition-related intangible assets (4)	(33)	(33)	(17)	(100)	(37)
Decrease (increase) in the collective allowance for credit losses	15	18	15	33	(23)
Restructuring costs (4)	-	(31)	-	(99)	-

Adjusting items included in reported pre-tax income	(62)	46	(197)	132	(171)

Adjusting Items (After-tax)
Credit-related items on the acquired M&I performing loan portfolio	47	55	-	216	-
Run-off structured credit activities	(15)	73	(51)	194	69
Hedge costs related to foreign currency risk on purchase of M&I	-	-	(6)	-	(14)
M&I integration costs	(65)	(47)	(32)	(155)	(49)
M&I acquisition-related costs	-	-	(58)	-	(58)
Amortization of acquisition-related intangible assets	(24)	(24)	(12)	(72)	(29)
Decrease (increase) in the collective allowance for credit losses	14	12	11	26	(16)
Restructuring costs	-	(23)	-	(69)	-

Adjusting items included in reported after-tax net income	(43)	46	(148)	140	(97)
EPS ($)	(0.07)	0.07	(0.25)	0.21	(0.17)

Adjusted Results (1)
Revenue	3,677	3,727	3,380	11,147	10,072
Non-interest expense	(2,342)	(2,357)	(2,069)	(7,077)	(6,112)

Pre-provision, pre-tax earnings	1,335	1,370	1,311	4,070	3,960
Provision for credit losses	(116)	(151)	(245)	(358)	(827)
Provision for income taxes	(206)	(237)	(210)	(745)	(690)

Adjusted net Income	1,013	982	856	2,967	2,443

Adjusted Measures (1) (5)
EPS ($)	1.49	1.44	1.34	4.35	3.91
Net income growth (%)	18.4	27.5	22.9	21.9	13.7
EPS growth (%)	11.2	15.2	17.5	11.3	10.1
Revenue growth (%)	8.8	14.9	16.0	10.7	11.9
Non-interest expense growth (%)	13.2	18.2	9.1	15.8	9.9
Productivity ratio (%)	63.7	63.2	61.2	63.5	60.7
Operating leverage (%)	(4.4)	(3.3)	6.9	(5.1)	2.0
Return on equity (%)	15.2	15.4	16.4	15.2	16.8

(1)	Adjusted results in this chart are non-GAAP amounts or non-GAAP measures.
(2)	Comprised of $212 million of net interest income, $113 million of specific provisions for credit losses and $23 million of collective provisions in Q3-2012; and $152 million of net interest income, $44 million of specific provisions for credit losses and $18 million of collective provisions in Q2-2012.
(3)	Substantially all included in trading revenue, in non-interest revenue.
(4)	Included in non-interest expense.
(5)	Amounts for periods prior to fiscal 2011 have not been restated to conform to IFRS. As a result, growth measures for 2011 may not be meaningful.

32 • BMO Financial Group Third Quarter Report 2012

Non-GAAP Measures (Cont’d.)

Results and measures in the interim MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the preceding table. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions including the amortization of acquisition-related intangible assets, and are adjusted because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can impact trend analysis. Certain other items have also been designated as adjusting items due to their effects on trend analysis. They include changes in the collective allowance and credit-related amounts in respect of the acquired M&I performing loan portfolio, structured credit run-off activities and restructuring costs.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value. Income before provision for credit losses and income taxes (pre-provision, pre-tax earnings) is considered useful information as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In the third quarter of 2012, adjusting items totalled a net charge of $43 million after tax, comprised of a $47 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $212 million in net interest income, net of a $136 million provision for credit losses and related income taxes of $29 million); a $15 million ($14 million after tax) decrease in the collective allowance; costs of $105 million ($65 million after tax) for the integration of the acquired business; a $33 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a loss on run-off structured credit activities of $15 million ($15 million after tax) primarily included in trading revenue. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($3 million after tax); P&C U.S. $23 million ($15 million after tax); and Private Client Group $7 million ($6 million after tax).

In the third quarter of 2011, adjusting items totalled a net charge of $148 million after tax. Adjusting items consisted of a $53 million charge ($32 million after tax) for the integration costs of the acquired business; a $17 million ($12 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $51 million loss ($51 million after tax) from the results of run-off structured credit activities, primarily included in trading revenue; a $15 million ($11 million after tax) decrease in the collective allowance; a $9 million charge ($6 million after tax) on the hedge of foreign currency risk on the purchase of M&I; and an $82 million charge ($58 million after tax) on M&I acquisition related costs. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $2 million ($2 million after tax); P&C U.S. $12 million ($9 million after tax); and Private Client Group $2 million ($1 million after tax).

In the second quarter of 2012, adjusting items totalled a net benefit of $46 million, comprised of a $55 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $152 million in net interest income, net of a $62 million provision for credit losses and related income taxes of $35 million); an $18 million ($12 million after tax) decrease in the collective allowance; costs of $74 million ($47 million after tax) for the integration of the acquired business; a $33 million ($24 million after tax) charge for the amortization of acquisition-related intangible assets; a $76 million ($73 million after tax) benefit due to run-off structured credit activities, primarily included in trading revenue; and a restructuring charge of $31 million ($23 million after tax) to align our cost structure with the current and future business environment. All of the above adjusting items were charged to Corporate Services except for the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($3 million after tax); P&C U.S. $21 million ($15 million after tax); Private Client Group $8 million ($5 million after tax); and BMO Capital Markets $1 million ($1 million after tax).

BMO Financial Group Third Quarter Report 2012 • 33

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	July 31, 2012	July 31, 2011
Interest, Dividend and Fee Income
Loans	$2,807	$2,680	$2,868	$3,020	$2,462	$8,355	$7,183
Securities	568	536	591	484	574	1,695	1,692
Deposits with banks	72	64	45	44	39	181	101
	3,447	3,280	3,504	3,548	3,075	10,231	8,976
Interest Expense
Deposits	680	570	628	674	674	1,878	2,019
Subordinated debt	37	47	49	43	43	133	114
Capital trust securities (Note 12)	12	11	16	18	18	39	58
Other liabilities	493	532	493	551	537	1,518	1,573
	1,222	1,160	1,186	1,286	1,272	3,568	3,764
Net Interest Income	2,225	2,120	2,318	2,262	1,803	6,663	5,212
Non-Interest Revenue
Securities commissions and fees	276	303	285	292	297	864	923
Deposit and payment service charges	232	227	240	246	205	699	588
Trading revenues (losses)	140	228	345	(15)	100	713	564
Lending fees	169	137	160	152	146	466	441
Card fees	186	174	167	188	171	527	501
Investment management and custodial fees	188	179	172	176	131	539	320
Mutual fund revenues	161	159	159	157	164	479	476
Underwriting and advisory fees	123	130	78	76	141	331	436
Securities gains, other than trading	14	40	42	61	31	96	128
Foreign exchange, other than trading	28	51	39	11	38	118	119
Insurance income	40	105	46	74	47	191	209
Other	96	106	66	142	46	268	204
	1,653	1,839	1,799	1,560	1,517	5,291	4,909
Total Revenue	3,878	3,959	4,117	3,822	3,320	11,954	10,121
Provision for credit losses (Note 3)	237	195	141	362	230	573	850
Non-Interest Expense
Employee compensation (Note 15)	1,337	1,391	1,446	1,311	1,212	4,174	3,516
Premises and equipment	473	461	455	464	388	1,389	1,114
Amortization of intangible assets	86	82	83	81	58	251	150
Travel and business development	116	118	128	106	100	362	276
Communications	79	72	72	75	63	223	184
Business and capital taxes	10	11	12	14	12	33	37
Professional fees	161	141	123	154	223	425	470
Other	222	223	235	227	165	680	562
	2,484	2,499	2,554	2,432	2,221	7,537	6,309
Income Before Provision for Income Taxes	1,157	1,265	1,422	1,028	869	3,844	2,962
Provision for income taxes	187	237	313	260	161	737	616
Net Income	$970	$1,028	$1,109	$768	$708	$3,107	$2,346
Attributable to:
Bank shareholders	951	1,010	1,090	749	690	3,051	2,292
Non-controlling interest in subsidiaries	19	18	19	19	18	56	54
Net Income	$970	$1,028	$1,109	$768	$708	$3,107	$2,346
Earnings Per Share (Canadian $) (Note 16)
Basic	$1.42	$1.52	$1.65	$1.12	$1.10	$4.59	$3.80
Diluted	1.42	1.51	1.63	1.11	1.09	4.56	3.74

The accompanying notes are an integral part of these interim consolidated financial statements.

34 • BMO Financial Group Third Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the nine months ended
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	July 31, 2012	July 31, 2011
Net income	$970	$1,028	$1,109	$768	$708	$3,107	$2,346
Other Comprehensive Income (Loss)
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(9), $(2), $10, $(20), $(33), $(1) and $9)	26	6	(30)	23	54	2	(5)
Reclassification to earnings of (gains) losses in the period (net of income tax provision (recovery) of $14, $(11), $22, $37, $(1), $25 and $14)	14	(23)	(33)	(67)	(7)	(42)	(37)
	40	(17)	(63)	(44)	47	(40)	(42)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(63), $99, $(19), $(89), $(84), $17 and $(48))	177	(300)	46	230	208	(77)	98
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax provision (recovery) of $9, $15, $nil, $11, $(1), $24 and $(2))	(29)	(38)	-	(30)	2	(67)	9
	148	(338)	46	200	210	(144)	107
Net gain (loss) on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	260	(255)	133	759	64	138	(849)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $24, $(23), $17, $144, $10, $18 and $(170))	(70)	66	(48)	(317)	(23)	(52)	440
	190	(189)	85	442	41	86	(409)
Other Comprehensive Income (Loss)	378	(544)	68	598	298	(98)	(344)
Total Comprehensive Income	$1,348	$484	$1,177	$1,366	$1,006	$3,009	$2,002
Attributable to:
Bank shareholders	1,329	466	1,158	1,347	988	2,953	1,948
Non-controlling interest in subsidiaries	19	18	19	19	18	56	54
Total Comprehensive Income	$1,348	$484	$1,177	$1,366	$1,006	$3,009	$2,002

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2012 • 35

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011
Assets
Cash and Cash Equivalents	$33,592	$34,117	$39,553	$19,676	$33,126
Interest Bearing Deposits with Banks	5,995	7,010	7,603	5,980	7,049
Securities
Trading	70,045	71,432	71,018	69,925	72,671
Available-for-sale (Note 2)	59,297	54,906	54,545	51,426	47,141
Other	877	781	825	764	810
	130,219	127,119	126,388	122,115	120,622
Securities Borrowed or Purchased Under Resale Agreements	45,535	42,253	42,608	37,970	38,301
Loans (Notes 3 and 6)
Residential mortgages	85,595	82,260	81,317	81,075	80,977
Consumer instalment and other personal	60,792	60,002	59,688	59,445	58,035
Credit cards	7,837	7,861	7,871	8,038	8,026
Businesses and governments	92,870	89,800	88,719	84,883	82,995
	247,094	239,923	237,595	233,441	230,033
Customers’ liability under acceptances	8,013	7,406	6,782	7,227	7,000
Allowance for credit losses (Note 3)	(1,755)	(1,807)	(1,756)	(1,783)	(1,706)
	253,352	245,522	242,621	238,885	235,327
Other Assets
Derivative instruments	52,263	46,760	58,219	55,113	47,359
Premises and equipment	2,059	2,033	2,020	2,061	1,921
Goodwill (Note 9)	3,732	3,702	3,656	3,649	3,442
Intangible assets	1,572	1,541	1,558	1,562	1,511
Current tax assets	1,141	2,187	1,504	1,319	1,177
Deferred tax assets	3,000	2,820	3,090	3,355	3,369
Other	9,788	10,439	9,440	8,890	8,832
	73,555	69,482	79,487	75,949	67,611
Total Assets	$542,248	$525,503	$538,260	$500,575	$502,036
Liabilities and Equity
Deposits (Note 10)
Banks	$23,314	$22,508	$20,150	$20,877	$22,950
Businesses and governments	183,698	171,539	173,852	159,209	148,848
Individuals	121,956	122,020	122,555	122,287	120,249
	328,968	316,067	316,557	302,373	292,047
Other Liabilities
Derivative instruments	53,132	46,472	55,157	50,934	43,596
Acceptances	8,013	7,406	6,782	7,227	7,000
Securities sold but not yet purchased	22,523	23,834	21,269	20,207	21,892
Securities lent or sold under repurchase agreements	47,145	46,076	51,952	32,078	48,426
Current tax liabilities	294	1,017	634	591	456
Deferred tax liabilities	191	207	225	314	329
Other	48,029	50,295	51,342	52,846	55,311
	179,327	175,307	187,361	164,197	177,010
Subordinated Debt (Note 11)	4,107	5,276	5,362	5,348	5,284
Capital Trust Securities (Note 12)	450	462	450	821	821
Equity
Share capital (Note 13)	14,213	14,033	14,260	14,193	14,114
Contributed surplus	216	215	119	113	111
Retained earnings	12,977	12,512	11,986	11,381	11,117
Accumulated other comprehensive income	568	190	734	666	68
Total shareholders’ equity	27,974	26,950	27,099	26,353	25,410
Non-controlling interest in subsidiaries	1,422	1,441	1,431	1,483	1,464
Total Equity	29,396	28,391	28,530	27,836	26,874
Total Liabilities and Equity	$542,248	$525,503	$538,260	$500,575	$502,036

The accompanying notes are an integral part of these interim consolidated financial statements.

36 • BMO Financial Group Third Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Preferred Shares
Balance at beginning of period	$2,465	$2,861	$2,861	$2,571
Issued during the period	-	-	-	290
Redeemed during the period (Note 13)	-	-	(396)	-
Balance at End of Period	2,465	2,861	2,465	2,861
Common Shares
Balance at beginning of period	11,568	7,090	11,332	6,927
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	169	43	367	135
Issued under the Stock Option Plan	9	17	47	88
Issued on the exchange of shares of a subsidiary corporation	2	-	2	-
Issued on the acquisition of a business (Note 8)	-	4,103	-	4,103
Balance at End of Period	11,748	11,253	11,748	11,253
Contributed Surplus
Balance at beginning of period	215	101	113	91
Stock option expense/exercised	1	10	7	20
Foreign exchange on redemption of preferred shares (Note 13)	-	-	96	-
Balance at End of Period	216	111	216	111
Retained Earnings
Balance at beginning of period	12,512	10,913	11,381	10,181
Net income attributable to Bank shareholders	951	690	3,051	2,292
Dividends – Preferred shares	(32)	(39)	(103)	(109)
– Common shares	(454)	(446)	(1,352)	(1,242)
Share issue expense	-	(1)	-	(5)
Balance at End of Period	12,977	11,117	12,977	11,117
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	242	319	322	408
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(9), $(33), $(1) and $9)	26	54	2	(5)
Reclassification to earnings of (gains) losses in the period (net of income tax provision (recovery) of $14, $(1), $25 and $14)	14	(7)	(42)	(37)
Balance at End of Period	282	366	282	366
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	19	(99)	311	4
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(63), $(84), $17 and $(48))	177	208	(77)	98
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax provision (recovery) of $9, $(1), $24 and $(2))	(29)	2	(67)	9
Balance at End of Period	167	111	167	111
Accumulated Other Comprehensive Income (Loss) on Translation of Net Foreign Operations
Balance at beginning of period	(71)	(450)	33	-
Unrealized gain (loss) on translation of net foreign operations	260	64	138	(849)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $24, $10, $18 and $(170))	(70)	(23)	(52)	440
Balance at End of Period	119	(409)	119	(409)
Total Accumulated Other Comprehensive Income	568	68	568	68
Total Shareholders’ Equity	$27,974	$25,410	$27,974	$25,410
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,441	1,480	1,483	1,501
Net income attributable to non-controlling interest	19	18	56	54
Dividends to non-controlling interest	(32)	(31)	(68)	(66)
Other	(6)	(3)	(49)	(25)
Balance at End of Period	1,422	1,464	1,422	1,464
Total Equity	$29,396	$26,874	$29,396	$26,874

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2012 • 37

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Cash Flows from Operating Activities
Net income	$970	$708	$3,107	$2,346
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	2	1	5	2
Net (gain) on securities, other than trading	(16)	(31)	(101)	(130)
Net (increase) decrease in trading securities	1,645	217	(123)	(1,595)
Provision for credit losses (Note 3)	237	230	573	850
Change in derivative instruments – (increase) decrease in derivative asset	(5,769)	(3,531)	2,161	1,452
– increase (decrease) in derivative liability	6,769	2,546	2,743	(3,061)
Amortization of premises and equipment	90	74	269	218
Amortization of intangible assets	86	58	251	150
Net (increase) decrease in deferred income tax asset	(115)	223	401	108
Net (decrease) in deferred income tax liability	(16)	(195)	(123)	(230)
Net (increase) decrease in current income tax asset	1,077	(63)	199	100
Net (decrease) in current income tax liability	(725)	(42)	(296)	(106)
Change in accrued interest – decrease in interest receivable	182	168	89	160
– (decrease) in interest payable	(107)	(1)	(186)	(50)
Changes in other items and accruals, net	(1,230)	2,877	(4,761)	225
Net increase in deposits	10,667	3,121	24,220	12,960
Net (increase) in loans	(6,507)	(571)	(14,027)	(4,223)
Net increase (decrease) in securities sold but not yet purchased	(1,412)	1,182	2,299	8,046
Net increase in securities lent or sold under repurchase agreements	931	9,303	15,411	8,949
Net (increase) in securities borrowed or purchased under resale agreements	(3,169)	(5,106)	(7,792)	(11,413)
Net Cash Provided by Operating Activities	3,590	11,168	24,319	14,758
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	24	(2,192)	(281)	(2,111)
Proceeds from issuance of Covered Bonds (Note 10)	-	-	2,000	1,500
Repayment of subordinated debt (Note 11)	(1,200)	-	(1,200)	-
Proceeds from issuance of subordinated debt (Note 11)	-	-	-	1,500
Redemption of preferred shares (Note 13)	-	-	(396)	-
Proceeds from issuance of preferred shares (Note 13)	-	-	-	290
Redemption of Capital Trust Securities (Note 12)	-	-	(400)	(400)
Share issue expense	-	(1)	-	(5)
Proceeds from issuance of common shares	12	19	53	93
Cash dividends paid	(318)	(444)	(1,092)	(1,221)
Cash dividends paid to non-controlling interest	(32)	(31)	(68)	(66)
Net Cash (Used in) Financing Activities	(1,514)	(2,649)	(1,384)	(420)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	1,063	307	(11)	(233)
Purchases of securities, other than trading	(9,978)	(4,589)	(29,590)	(13,733)
Maturities of securities, other than trading	3,291	2,069	9,272	9,584
Proceeds from sales of securities, other than trading	2,815	3,171	12,268	8,153
Proceeds from sales of land and buildings	-	1	-	1
Premises and equipment – net purchases	(105)	(137)	(260)	(247)
Purchased and developed software – net purchases	(93)	(69)	(245)	(187)
Purchase of Troubled Asset Relief Program preferred shares and warrants	-	(1,642)	-	(1,642)
Acquisitions (Note 8)	(20)	789	(20)	683
Net Cash Provided by (Used in) Investing Activities	(3,027)	(100)	(8,586)	2,379
Effect of Exchange Rate Changes on Cash and Cash Equivalents	426	207	(433)	(1,051)
Net Increase (Decrease) in Cash and Cash Equivalents	(525)	8,626	13,916	15,666
Cash and Cash Equivalents at Beginning of Period	34,117	24,500	19,676	17,460
Cash and Cash Equivalents at End of Period	$33,592	$33,126	$33,592	$33,126
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$32,498	$31,684	$32,498	$31,684
Cheques and other items in transit, net	1,094	1,442	1,094	1,442
	$33,592	$33,126	$33,592	$33,126
Supplemental Disclosure of Cash Flow Information:
Net cash provided by (used in ) operating activities include:
Amount of Interest paid in the period	$1,328	$1,298	$3,758	$3,840
Amount of Income taxes paid (received) in the period	$(10)	$283	$449	$558
Amount of interest and dividend income received in the period	$3,601	$3,227	$10,245	$9,109

The accompanying notes are an integral part of these interim consolidated financial statements.

38 • BMO Financial Group Third Quarter Report 2012

Notes to Consolidated Financial Statements

July 31, 2012 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”), is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. This is the bank’s first year of reporting in accordance with International Financial Reporting Standards (“IFRS”), and accordingly IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. We also comply with interpretations of IFRS by our regulator the Office of the Superintendent of Financial Institutions of Canada (“OSFI”).

Our consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), as previously defined and as described in the notes to our annual consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report. Canadian GAAP, as previously defined, differs in some areas from IFRS. To comply with IFRS, we have amended certain accounting policies, classification, measurement and disclosures previously applied in the Canadian GAAP financial statements. Disclosure of our

IFRS accounting policies, significant estimates, future changes in IFRS standards and comparative financial information including an opening balance sheet and impact on the consolidated statement of cash flows as at the transition date are provided on pages 40 to 78 in the notes to our interim consolidated financial statements for the quarter ended April 30, 2012. During the quarter ended July 31, 2012, there were no changes in our IFRS accounting policies.

Note 19 contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity for the quarters ended July, 2011 and October, 2011. These interim consolidated financial statements have been prepared in accordance with the accounting policies we expect to use in our annual consolidated financial statements for the year ended October 31, 2012. Those accounting policies are based on the IFRSs that we expect to be applicable at that time. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 28, 2012.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)	Available-for-sale securities			July 31, 2012	Available-for-sale securities			October 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Issued or guaranteed by: Canadian federal government	20,813	300	5	21,108	19,757	478	40	20,195
Canadian provincial municipal governments	3,101	47	11	3,137	1,484	82	79	1,487
U.S. federal government	8,479	226	-	8,705	4,498	172	-	4,670
U.S. states, municipalities and agencies	3,882	72	7	3,947	3,553	76	2	3,627
Other governments	6,639	10	8	6,641	8,524	13	8	8,529
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	646	6	-	652	856	18	-	874
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,345	70	19	6,396	5,022	106	2	5,126
Corporate debt	7,291	134	9	7,416	5,455	56	15	5,496
Corporate equity	1,229	69	3	1,295	1,352	78	8	1,422
Total	58,425	934	62	59,297	50,501	1,079	154	51,426

  (1) These amounts are supported by guaranteed mortgages.

BMO Financial Group Third Quarter Report 2012 • 39

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2012, there was a $218 million ($176 million as at July 31, 2011) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Specific Allowance at beginning of period	60	68	59	59	419	427	-	-	538	554
Specific provision for credit losses	43	19	169	159	17	67	-	-	229	245
Recoveries	4	1	39	34	153	26	-	-	196	61
Write-offs	(36)	(22)	(209)	(193)	(164)	(123)	-	-	(409)	(338)
Foreign exchange and other	6	1	6	6	(78)	(9)	-	-	(66)	(2)
Specific Allowance at end of period	77	67	64	65	347	388	-	-	488	520

Collective Allowance at beginning of period	42	32	633	549	764	752	26	38	1,465	1,371
Collective provision for credit losses	(2)	(1)	(23)	-	35	(12)	(2)	(2)	8	(15)
Foreign exchange and other	-	-	-	-	12	6	-	-	12	6
Collective Allowance at end of period	40	31	610	549	811	746	24	36	1,485	1,362
Total Allowance	117	98	674	614	1,158	1,134	24	36	1,973	1,882
Comprised of: Loans	110	98	674	614	947	958	24	36	1,755	1,706
Other credit instruments	7	-	-	-	211	176	-	-	218	176

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the nine months ended	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Specific Allowance at beginning of period	74	52	59	47	426	481	-	10	559	590
Specific provision for credit losses	85	79	513	498	(52)	260	-	(10)	546	827
Recoveries	54	4	118	94	444	72	-	-	616	170
Write-offs	(126)	(64)	(620)	(580)	(438)	(368)	-	-	(1,184)	(1,012)
Foreign exchange and other	(10)	(4)	(6)	6	(33)	(57)	-	-	(49)	(55)
Specific Allowance at end of period	77	67	64	65	347	388	-	-	488	520

Collective Allowance at beginning of period	36	23	565	477	817	839	34	44	1,452	1,383
Collective provision for credit losses	4	8	45	72	(12)	(49)	(10)	(8)	27	23
Foreign exchange and other	-	-	-	-	6	(44)	-	-	6	(44)
Collective Allowance at end of period	40	31	610	549	811	746	24	36	1,485	1,362
Total Allowance	117	98	674	614	1,158	1,134	24	36	1,973	1,882
Comprised of: Loans	110	98	674	614	947	958	24	36	1,755	1,706
Other credit instruments	7	-	-	-	211	176	-	-	218	176

Interest income on impaired loans of $39 million and $112 million was recognized respectively, for the three and nine months ended July 31, 2012 ($22 million and $72 million, respectively, for the three and nine months ended July 31, 2011).

40 • BMO Financial Group Third Quarter Report 2012

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). As a result of recording the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral.

Acquired loans are classified into the following categories: those that on the acquisition date continued to make timely principal and interest payments (the “purchased performing loans”) and those which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI” loans). Because purchased credit impaired loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the purchased credit impaired loans are considered to be impaired at acquisition.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the interest rate mark and future credit mark are fully amortized to net interest income over the expected life of the loan using the effective interest method. Specific provisions for credit losses are recorded as they arise in a manner that is consistent with our accounting policy for originated loans. The incurred credit losses are re-measured at each reporting period consistent with our methodology for the collective allowance, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses are recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decreases are recorded in net interest income.

For loans with revolving terms, the interest rate mark as well as the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. As the incurred credit mark amortizes, we record an allowance for credit losses at a level appropriate to absorb credit-related losses on these loans, consistent with our methodology for the collective allowance.

As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in net interest income during the period that the loan is repaid.

As at July 31, 2012, the remaining credit mark on performing term loans, revolving loans and other performing loans was $975 million, $354 million and $28 million, respectively ($1,497 million, $589 million, and $47 million, respectively as at October 31, 2011). Of the total credit mark for performing loans of $1,357 million, $671 million will be amortized over the remaining life of the portfolio. The portion that will not be amortized was $686 million, and will be recognized in either net interest income or provisions for credit losses as loans are repaid or changes in the credit quality of the portfolio occur.

Purchased Credit Impaired Loans

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery in the provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase to the allowance for credit losses. For purchased credit impaired loans, the interest rate mark is amortized into net interest income using the effective interest method over the effective life of the loan. As loans are repaid, the remaining credit mark related to those loans is recorded in the provision for credit losses during the period that the loan is repaid.

As at July 31, 2012, the remaining credit mark related to purchased credit impaired loans was $619 million ($1,209 million as at October 31, 2011).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of Marshall & Ilsley Corporation (“M&I”), we recorded a liability of $192 million related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate collective allowance is recorded, consistent with our methodology for the collective allowance.

As at July 31, 2012, the remaining credit mark on unfunded commitments and letters of credit was $124 million ($178 million as at October 31, 2011).

FDIC Covered Loans

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

For the three and nine months ended July 31, 2012, we recorded new provisions for credit losses and recoveries of $1 million and $2 million, respectively, related to loans covered by the FDIC loss share agreement (provisions for credit losses and recoveries of $5 million and $(10) million, respectively, for the three and nine months ended July 31, 2011). These amounts are net of the amounts expected to be reimbursed by the FDIC.

BMO Financial Group Third Quarter Report 2012 • 41

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instruments risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at July 31, 2012 are outlined in the Risk Management section on pages 11 to 13 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 5: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,893 million as at July 31, 2012 ($11,880 million as at October 31, 2011). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at July 31, 2012, $28 million ($45 million as at October 31, 2011) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 3). No other amount was included in our Consolidated Balance Sheet as at July 31, 2012 and October 31, 2011 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,537 million as at July 31, 2012 ($3,708 million as at October 31, 2011). As at July 31, 2012, $99 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($84 million as at October 31, 2011).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facilities

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $296 million as at July 31, 2012 ($300 million as at October 31, 2011). No amounts were drawn as at July 31, 2012 or October 31, 2011.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $29,721 million as at July 31, 2012 ($36,135 million as at October 31, 2011). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $294 million as at July 31, 2012 ($880 million as at October 31, 2011).

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership

42 • BMO Financial Group Third Quarter Report 2012

agreements, clearing arrangements, derivatives contracts and leasing transactions. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $4,595 million as at July 31, 2012 ($5,139 million as at October 31, 2011). No amount was included in our Consolidated Balance Sheet as at July 31, 2012 and October 31, 2011 related to these indemnifications.

Note 6: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts

(“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		July 31, 2012	(1)(2)		October 31, 2011
	Carrying amount of assets	Associated liabilities		Carrying amount of assets	Associated liabilities
Available-for-sale securities	1,150			874
Residential mortgages	10,491			11,758
	11,641			12,632
Other Related Assets	8,084			8,004
Total	19,725	19,684		20,636	20,462
(1)	The fair value of the securitized assets is $19,943 million and the fair value of the associated liabilities is $20,190 million, for a net position of $(247) million. Securitized assets are those which the bank has transferred to third parties and include other related assets.
(2)	During the three and nine months ended July 31, 2012, we sold $998 million and $3,337 million of loans to third-party securitization programs ($1,003 million and $3,156 million for the three and nine months ended July 31, 2011).

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

Note 7: Special Purpose Entities

Total assets in our unconsolidated special purpose entities (“SPEs”) and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	July 31, 2012					October 31, 2011
	Exposure to loss				Total assets	Exposure to loss				Total assets
	Undrawn facilities(1)	Securities held	Derivative assets	Total		Undrawn facilities(1)	Securities held	Derivative assets	Total
Unconsolidated SPEs
Canadian customer securitization vehicles (2)	3,760	257	-	4,017	3,394	3,012	343	2	3,357	2,450
Structured finance vehicles (3)	na	9,663	-	9,663	23,679	na	7,331	-	7,331	19,117
Total	3,760	9,920	-	13,680	27,073	3,012	7,674	2	10,688	21,567

(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at July 31, 2012 and October 31, 2011. No amounts have been drawn as at July 31, 2012 and October 31, 2011.
(2)	Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

(3)	We enter into derivative contracts with third-party investment funds to provide their investors with specified exposures. We hedge our risk to these derivative exposures by investing in the investment funds.

na - not applicable

BMO Financial Group Third Quarter Report 2012 • 43

Total assets in our consolidated SPEs and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	July 31, 2012						October 31, 2011
	Exposure to loss					Total assets	Exposure to loss					Total assets

	Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total(1)		Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total(1)
Consolidated SPEs
Canadian customer securitization vehicles	11	-	559	-	570	584	20	-	89	-	109	89
U.S customer securitization vehicle	4,081	64	-	-	4,145	3,474	3,775	116	-	5	3,896	3,348
Bank securitization vehicles (2)	2,550	-	379	24	2,953	8,095	5,100	-	548	94	5,742	10,787
Credit protection vehicle – Apex (3)	1,030	-	1,376	201	2,607	2,225	1,030	-	1,208	601	2,839	2,219
Structured investment vehicles	50	1,842	-	-	1,892	1,902	91	2,940	-	19	3,050	2,940
Capital and funding trusts	2,907	11,762	842	99	15,610	15,001	2,459	8,596	1,162	94	12,311	12,520
Total	10,629	13,668	3,156	324	27,777	31,281	12,475	11,652	3,007	813	27,947	31,903

(1)	We consolidate the SPEs in the table and as a result, all intercompany balances and transactions between the bank and the consolidated SPEs are eliminated upon consolidation.
(2)	Included in other liabilities is $7,766 million of ABCP and term asset-backed securities funding our bank securitization vehicles ($10,292 million in 2011).
(3)	As at July 31, 2012 and October 31, 2011, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility.

Note 8: Acquisitions

We account for acquisitions of businesses using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

CTC Consulting, LLC. (“CTC”)

On June 11, 2012, we completed the acquisition of United States-based CTC Consulting, LLC. for cash consideration of $20 million subject to a post-closing adjustment based on equity. Acquisition costs of less than $1 million were expensed in non-interest expense, other expenses. The acquisition of CTC will help us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high-net-worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. As part of the acquisition, we acquired a customer relationship intangible asset that is being amortized on an accelerated basis over 15 years. Goodwill related to this acquisition is not deductible for tax purposes. CTC is part of our Private Client Group reporting segment.

Marshall & Ilsley Corporation (“M&I”)

On July 5, 2011, we completed the acquisition of Milwaukee-based Marshall & Ilsley Corporation for consideration of approximately $4.1 billion (US $4.3 billion) paid in common shares, with fractional entitlements to our common shares paid in cash. Each common share of M&I was exchanged for 0.1257 of a common share, resulting in the issuance of approximately 67 million common shares. The value of our common shares was arrived at using the market price of the shares on the date of closing. In addition, immediately prior to the completion of the transaction, we purchased M&I’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury for $1.6 billion (US $1.7 billion). Acquisition costs of $86 million were expensed in non-interest expense, other expenses. The acquisition of M&I allows us to strengthen our competitive position in the U.S. Midwest markets. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period of 10 years, a customer relationship intangible asset which is being amortized on an accelerated basis over a period of 15 years, a credit card portfolio intangible asset which is being amortized on an accelerated basis over a period of 15 years, and a trade name intangible asset which is being amortized on an accelerated basis over a period of five years. Goodwill related to this acquisition is not deductible for tax purposes. M&I is part of our Personal and Commercial Banking U.S., Private Client Group, BMO Capital Markets and Corporate Services reporting segments. Goodwill was allocated to these segments except for Corporate Services.

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management, for cash consideration of $82 million subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. We included contingent consideration of approximately $13 million in the purchase price that is expected to be paid in future years related to this acquisition. During the year ended October 31, 2011, we increased the purchase price by $15 million to $110 million based on a revaluation of net assets acquired and finalization of working capital adjustments. During the quarter ended July 31, 2012, we decreased our estimate of the contingent consideration to $5 million, resulting in a gain of $3 million ($8 million as at October 31, 2011, resulting in a gain of $5 million). Acquisition costs of $5 million were expensed in non-interest expense, other

44 • BMO Financial Group Third Quarter Report 2012

expenses. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

The following acquisitions will close in subsequent quarters:

COFCO Trust Co.

On August 1, 2012, we acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services.

The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. COFCO Trust Co. will be part of our Private Client Group reporting segment.

Asian Wealth Management Business

On April 24, 2012, the bank reached a definitive agreement to acquire an Asian-based wealth management business. Based in Hong Kong and Singapore, the business provides private banking services to high net worth individuals in the Asia-Pacific region. This acquisition provides an important opportunity for us to expand our offering to high net worth individuals in the Asia Pacific region. The deal is subject to regulatory approval. This Asian Wealth Management Business will be part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2012		2011

	CTC	LGM	M&I
Cash resources (1)	2	11	2,839
Securities	-	3	5,980
Loans	-	-	29,046
Premises and equipment	1	-	431
Goodwill	6	70	1,958
Intangible assets	11	31	649
Deferred tax assets	-	-	2,160
Other assets	2	21	2,265
Total assets	22	136	45,328
Deposits	-	-	33,800
Other liabilities	2	26	7,417
Total liabilities	2	26	41,217
Purchase price	20	110	4,111

The allocation of the purchase price for CTC is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)  Cash resources, acquired through the M&I acquisition include cash and cash equivalents and interest bearing deposits.

Note 9: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

    There were no write-downs of goodwill due to impairment during the three and nine months ended July 31, 2012 and the year ended October 31, 2011.

A continuity of our goodwill by cash generating unit for the year ended October 31, 2011 and the nine months ended July 31, 2012 is as follows:

(Canadian $ in millions)	Personal and Commercial Banking												Private Client Group	BMO Capital Markets		Total
	P&C Canada		P&C U.S.		Total	Client Investing		Investment Products		Private Banking		Insurance	Total
Goodwill as at November 1, 2010	123		1,020		1,143	68		216		77		2	363	113		1,619
Acquisitions during the period	-		1,478		1,478	-		157		257		-	414	76		1,968
Other (1)	(1)		47		46	-		4		10		-	14	2		62
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2	791	191		3,649
Acquisitions during the period	-		-		-	-		-		6		-	6	-		6
Other (1)	-		61		61	-		4		9		-	13	3		77
Goodwill as at July 31, 2012	122	(2)	2,606	(3)	2,728	68	(4)	381	(5)	359	(6)	2	810	194	(7)	3,732
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporate, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO, Inc. and Stoker Ostler Wealth Advisors, Inc. M&I and CTC.
(7)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

BMO Financial Group Third Quarter Report 2012 • 45

Note 10: Deposits

	Payable on demand				Payable after notice		Payable on a fixed date		Total
(Canadian $ in millions)	Interest bearing		Non-interest bearing
	July 31, 2012	October 31, 2011	July 31, 2012	October 31, 2011	July 31, 2012	October 31, 2011	July 31, 2012	October 31, 2011	July 31, 2012	October 31, 2011
Deposits by:
Banks	735	747	612	541	3,101	2,423	18,866	17,166	23,314	20,877
Businesses and governments (1)	15,700	11,839	20,313	18,769	39,400	37,953	108,285	90,648	183,698	159,209
Individuals	4,991	7,170	10,242	9,438	63,391	59,313	43,332	46,366	121,956	122,287
Total (2) (3)	21,426	19,756	31,167	28,748	105,892	99,689	170,483	154,180	328,968	302,373
Booked In
Canada	19,730	18,845	23,678	21,059	57,456	51,340	95,375	96,434	196,239	187,678
United States	1,406	496	7,375	7,562	47,694	47,767	60,198	43,881	116,673	99,706
Other Countries	290	415	114	127	742	582	14,910	13,865	16,056	14,989
Total	21,426	19,756	31,167	28,748	105,892	99,689	170,483	154,180	328,968	302,373

(1)	Included in business and government deposits payable on a fixed date are Covered Bond issuances of €1 billion maturing in January 2013, US$2 billion maturing in October 2014, US$2 billion maturing in June 2015, US$1.5 billion maturing in January 2016 and US$2 billion maturing in January 2017 and which pay interest of 4.25%, 1.30%, 2.85%, 2.63% and 1.95%, respectively (October 31, 2011 – €1 billion maturing in January 2013, US$2 billion maturing in October 2014, US$2 billion maturing in June 2015 and US$1.5 billion maturing
in January 2016 and which pay interest of 4.25%, 1.30%, 2.85% and 2.63% respectively).
(2)	Includes structured notes designated under the fair value option.
(3)	As at July 31, 2012 and October 31, 2011, total deposits payable on a fixed date included $20,737 million and $18,190 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

During the quarter ended July 31, 2012 and 2011, we did not issue any Covered Bonds.

During the quarter ended January 31, 2012, we issued US$2.0 billion Covered Bond-Series 5. This deposit pays interest of 1.95% and matures on January 30, 2017.

During the quarter ended January 31, 2011, we issued US$1.5 billion Covered Bond-Series 3. This deposit pays interest of 2.63% and matures on January 25, 2016.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at July 31, 2012, we had borrowed $803 million of federal funds ($831 million as at October 31, 2011).

•	Commercial paper, which totalled $4,701 million as at July 31, 2012 ($3,804 million as at October 31, 2011).

•	Covered bonds, which totalled $9,104 million as at July 31, 2012 ($7,087 million as at October 31, 2011).

The following table presents the maturity schedule for our deposits payable on a fixed date:

(Canadian $ in millions)	Payable on a fixed date (2)
	July 31, 2012	October 31, 2011
Within 1 year	129,195	106,655
1 to 2 years	9,077	15,944
2 to 3 years	13,210	10,107
3 to 4 years	5,847	7,078
4 to 5 years	9,099	8,644
Over 5 years (1)	4,055	5,752
Total (1)	170,483	154,180
(1)	Includes structured notes designated under the fair value option.
(2)	Includes $143,850 million of deposits, each greater than one hundred thousand dollars, of which $75,678 million were booked in Canada, $53,260 million were booked in the United States and $14,912 million were booked in other countries ($125,083 million, $75,712 million, $35,505 million and $13,866 million, respectively, in 2011). Of the $75,678 million of deposits booked in Canada, $32,673 million mature in less than three months, $5,639 million mature in three to six months, $9,110 million mature in six to 12 months and $28,256 million mature after 12 months ($75,712 million, $33,582 million, $1,846 million, $6,154 million and $34,130 million, respectively, in 2011). We have liquid assets of $169,806 million to support these and other deposit liabilities ($147,771 million in 2011). A portion of these liquid assets have been pledged.

46 • BMO Financial Group Third Quarter Report 2012

Note 11: Subordinated Debt

During the quarter ended July 31, 2012, we redeemed all of our Series D Medium-Term Notes-Tranche 2 at a redemption amount equal to $1,000, representing an aggregate redemption of $1,200 million, plus unpaid accrued interest to, but excluding, the date fixed for redemption.

During the quarter ended April 30, 2011, we issued $1.5 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, First

Tranche, is due July 8, 2021. Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at our option with the prior approval of the Office of Superintendent of Financial Institutions of Canada (“OSFI”) at par commencing July 8, 2016.

Note 12: Capital Trust Securities

During the quarter ended July 31, 2012 and 2011, we did not issue or redeem any Capital Trust Securities.

During the quarter ended January 31, 2012, we redeemed all of our BMO Capital Trust securities – Series C (“BMO BOaTs – Series C”) at a redemption amount equal to $1,000 for an aggregate redemption of $400 million, plus unpaid distributions.

During the quarter ended January 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTs – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions.

Note 13: Share Capital

During the quarter ended July 31, 2012 and 2011, we did not issue or redeem any preferred shares.

During the quarter ended April 30, 2012, we redeemed all of our U.S dollar denominated Non-Cumulative Perpetual Class B Preferred Shares Series 10, at a price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. We recognized a gain of $96 million in contributed surplus related to foreign exchange upon redemption.

During the quarter ended July 31, 2011, we issued 66,519,673 common shares to M&I shareholders as consideration for the acquisition of M&I.

During the quarter ended April 30, 2011, we issued 11,600,000 3.9% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

We did not repurchase any shares under our previous normal course issuer bid, which expired on December 15, 2011.

Share Capital Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2012		October 31, 2011
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	8,000,000	200	-
Class B – Series 10 (2)	-	-	12,000,000	396	common shares (3)
Class B – Series 13	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	preferred shares – class B – series 17 (4)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares – class B – series 19 (4)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares – class B – series 22 (4)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares – class B – series 24 (4)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares – class B – series 26 (4)
		2,465		2,861

Common Shares	646,938,251	11,748	638,999,563	11,332
Share Capital		14,213		14,193

(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2011 on pages 154 to 158 of our 2011 Annual Report.
(2)	Face value is US$300 million.
(3)	The number of shares issuable on conversion is not determinable until the date of conversion.
(4)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(5)	The stock options issued under the stock option plan are convertible into 16,936,838 common shares as at July 31, 2012 (16,989,499 common shares as at October 31, 2011).

BMO Financial Group Third Quarter Report 2012 • 47

Note 14: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated minimum capital ratios requirement as at July 31, 2012. Our capital position as at July 31, 2012 is detailed in the Capital Management section on page 16 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 15: Employee Compensation

Stock Options

During the nine months ended July 31, 2012, we granted a total of 2,526,345 stock options (5,475,545 stock options during the nine months ended July 31, 2011). The weighted-average fair value of options granted during the nine months ended July 31, 2012 was $5.54 per option ($3.87 per option for the nine months ended July 31, 2011, of which, the weighted fair value of options granted as part of M&I acquisition was $2.22, for a total of 3,676,632 stock options).

To determine the fair value of the stock option tranches

(i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2012	July 31, 2011
Expected dividend yield	6.8%-7.2%	5.5%-6.4%
Expected share price volatility	21.3%-22.3%	18.7%-22.8%
Risk-free rate of return	1.5%-1.8%	1.3%-3.0%
Expected period until exercise (in years)	5.5-7.0	4.6-7.0

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Benefits earned by employees	50	41	5	5
Interest cost on accrued benefit liability	67	63	13	14
Actuarial loss recognized in expense	-	-	-	-
Plan amendment costs recognized in expense	-	25	-	(1)
Expected return on plan assets	(79)	(81)	(2)	(1)
Benefits expense	38	48	16	17
Canada and Quebec pension plan expense	16	15	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses	56	65	16	17

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Benefits earned by employees	142	118	14	16
Interest cost on accrued benefit liability	199	189	39	40
Actuarial loss recognized in expense	1	-	-	-
Plan amendment costs recognized in expense	-	25	(2)	(3)
Expected return on plan assets	(236)	(243)	(4)	(3)
Benefits expense	106	89	47	50
Canada and Quebec pension plan expense	56	53	-	-
Defined contribution expense	7	7	-	-
Total pension and other employee future benefit expenses	169	149	47	50

48 • BMO Financial Group Third Quarter Report 2012

Note 16: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Net income attributable to Bank shareholders	951	690	3,051	2,292
Dividends on preferred share	(32)	(39)	(103)	(109)
Net income available to common shareholders	919	651	2,948	2,183
Average number of common shares outstanding (in thousands)	645,715	589,999	642,748	575,548
Basic earnings per share (Canadian $)	1.42	1.10	4.59	3.80

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2012	July 31, 2011	July 31, 2012	July 31, 2011
Net income available to common shareholders adjusted for dilution effect	919	660	2,957	2,213
Average number of common shares outstanding (in thousands)	645,715	589,999	642,748	575,548
Convertible shares	75	11,602	4,054	13,943
Stock options potentially exercisable (1)	5,161	8,172	6,781	8,871
Common shares potentially repurchased	(4,111)	(6,087)	(5,550)	(6,563)
Average diluted number of common shares outstanding (in thousands)	646,840	603,686	648,033	591,799
Diluted earnings per share (Canadian $)	1.42	1.09	4.56	3.74
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 9,143,126 and 6,328,013 with a weighted-average exercise price of $107.49 and $132.92, respectively, for the three and nine months ended July 31, 2012 (2,291,209 and 2,365,484 with a weighted-average exercise price of $139.93 and $102.30, respectively, for the three and nine months ended July 31, 2011) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the period for instruments that were outstanding at the beginning of the period or from the date of issue for instruments issued during the period.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares and interest on capital trust securities as these distributions would not have been paid if the instruments had been converted at the beginning of the period. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the period.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the period because including them would increase our earnings per share, not dilute it.

BMO Financial Group Third Quarter Report 2012 • 49

Note 17: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a broad range of products and services to personal and business customers, including solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a broad suite of commercial and financial advisory services, through an integrated network of branches, telephone banking, online and mobile banking and automated banking machines as well as expertise from mortgage specialists, financial planners and small business bankers. Effective in the first quarter of 2012, Private Client Group and P&C Canada have entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to personal and business clients in select U.S. Midwest markets, Arizona and Florida through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions including insurance products. PCG operates in both Canada and the United States, as well as in Asia and Europe. Effective in the first quarter of 2012, PCG and P&C Canada have entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. BMO CM offers clients financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Corporate Services

Corporate Services includes the corporate units that provide enterprise-wide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, legal and compliance, finance, internal audit, risk management, corporate communications, economics, corporate marketing and human resources. Operating results include revenues and expenses associated with certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments, the impact of our expected loss provisioning methodology, the results from certain impaired loan portfolios, the impact of certain fair value adjustments, and integration and restructuring costs relating to the M&I acquisition.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups and only minor amounts are retained. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Operating results for the structured credit vehicles are included within Corporate Services for reporting purposes from November 1, 2010 onwards. Previously they were recorded in BMO Capital Markets.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in our interim consolidated financial statements for the quarter ended April 30, 2012. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases revenues and the provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

50 • BMO Financial Group Third Quarter Report 2012

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under IFRS are included in Corporate Services.

Acquisition of Marshall & Ilsley Corporation

Commencing on July 5, 2011, our P&C U.S., PCG, BMO CM and Corporate Services segments include a portion of M&I’s acquired business. Within Corporate Services we have included the fair value adjustments for credit losses on the M&I loan portfolio and the valuation of loans and deposits at current market rates. Upon acquisition, Corporate Services also included approximately $1.5 billion of certain M&I stressed real estate – secured assets, comprised primarily of commercial real estate loans. Corporate Services results will include any changes in our estimate of credit losses as well as adjustments to net interest income. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

Impaired Real Estate-Secured Loans

During the quarter ended July 31, 2011, approximately $1 billion of impaired real estate-secured loans comprised primarily of commercial real estate loans were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Third Quarter Report 2012 • 51

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2012 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	1,087	612	132	317	77	2,225
Non-interest revenue	469	139	546	489	10	1,653
Total Revenue	1,556	751	678	806	87	3,878
Provision for credit losses	143	85	4	25	(20)	237
Amortization	37	48	17	11	63	176
Non-interest expense	758	429	527	469	125	2,308
Income before taxes and non-controlling interest in subsidiaries	618	189	130	301	(81)	1,157
Income taxes	165	60	21	69	(128)	187
Non-controlling interest in subsidiaries	-	-	-	-	19	19
Net Income	453	129	109	232	28	951
Average Assets	163,706	61,987	20,660	259,055	48,814	554,222
Goodwill (As At)	122	2,606	810	194	-	3,732

For the three months ended July 31, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	1,095	397	114	317	(120)	1,803
Non-interest revenue	447	88	508	505	(31)	1,517
Total Revenue	1,542	485	622	822	(151)	3,320
Provision for credit losses	137	52	3	29	9	230
Amortization	35	27	10	7	52	131
Non-interest expense	750	267	478	448	147	2,090
Income before taxes and non-controlling interest in subsidiaries	620	139	131	338	(359)	869
Income taxes	177	49	27	68	(160)	161
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	443	90	104	270	(217)	690
Average Assets	154,514	38,953	17,799	215,223	40,494	466,983
Goodwill (As At)	121	2,384	754	183	-	3,442

(Canadian $ in millions)
For the nine months ended July 31, 2012 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	3,259	1,842	424	912	226	6,663
Non-interest revenue	1,376	422	1,692	1,455	346	5,291
Total Revenue	4,635	2,264	2,116	2,367	572	11,954
Provision for credit losses	422	254	11	73	(187)	573
Amortization	114	141	49	30	186	520
Non-interest expense	2,270	1,298	1,605	1,404	440	7,017
Income before taxes and non-controlling interest in subsidiaries	1,829	571	451	860	133	3,844
Income taxes	484	184	92	205	(228)	737
Non-controlling interest in subsidiaries	-	-	-	-	56	56
Net Income	1,345	387	359	655	305	3,051
Average Assets	160,158	61,782	20,053	252,049	49,531	543,573
Goodwill (As At)	122	2,606	810	194	-	3,732

For the nine months ended July 31, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	3,263	974	333	956	(314)	5,212
Non-interest revenue	1,347	211	1,546	1,650	155	4,909
Total Revenue	4,610	1,185	1,879	2,606	(159)	10,121
Provision for credit losses	409	123	7	89	222	850
Amortization	105	64	27	21	151	368
Non-interest expense	2,235	694	1,395	1,389	228	5,941
Income before taxes and non-controlling interest in subsidiaries	1,861	304	450	1,107	(760)	2,962
Income taxes	527	107	111	348	(477)	616
Non-controlling interest in subsidiaries	-	-	-	-	54	54
Net Income	1,334	197	339	759	(337)	2,292
Average Assets	152,817	32,529	16,825	208,229	39,383	449,783
Goodwill (As At)	121	2,384	754	183	-	3,442
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

52 • BMO Financial Group Third Quarter Report 2012

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2012	Canada	United States	Other Countries	Total
Net interest income	1,351	856	18	2,225
Non-interest revenue	1,073	497	83	1,653
Total Revenue	2,424	1,353	101	3,878
Provision for credit losses	104	135	(2)	237
Amortization	102	72	2	176
Non-interest expense	1,356	888	64	2,308
Income before taxes and non-controlling interest in subsidiaries	862	258	37	1,157
Income taxes	142	54	(9)	187
Non-controlling interest in subsidiaries	14	5	-	19
Net Income	706	199	46	951
Average Assets	338,213	195,293	20,716	554,222
Goodwill (As At)	447	3,192	93	3,732

For the three months ended July 31, 2011	Canada	United States	Other Countries	Total
Net interest income	1,377	422	4	1,803
Non-interest revenue	1,141	329	47	1,517
Total Revenue	2,518	751	51	3,320
Provision for credit losses	133	93	4	230
Amortization	90	40	1	131
Non-interest expense	1,372	676	42	2,090
Income before taxes and non-controlling interest in subsidiaries	923	(58)	4	869
Income taxes	193	(36)	4	161
Non-controlling interest in subsidiaries	13	5	-	18
Net Income	717	(27)	-	690
Average Assets	302,766	143,537	20,680	466,983
Goodwill (As At)	439	2,915	88	3,442

For the nine months ended July 31, 2012	Canada	United States	Other Countries	Total
Net interest income	4,003	2,617	43	6,663
Non-interest revenue	3,530	1,413	348	5,291
Total Revenue	7,533	4,030	391	11,954
Provision for credit losses	456	119	(2)	573
Amortization	299	216	5	520
Non-interest expense	4,199	2,656	162	7,017
Income before taxes and non-controlling interest in subsidiaries	2,579	1,039	226	3,844
Income taxes	459	284	(6)	737
Non-controlling interest in subsidiaries	41	15	-	56
Net Income	2,079	740	232	3,051
Average Assets	329,897	193,183	20,493	543,573
Goodwill (As At)	447	3,192	93	3,732

For the nine months ended July 31, 2011	Canada	United States	Other Countries	Total
Net interest income	4,062	1,151	(1)	5,212
Non-interest revenue	3,669	966	274	4,909
Total Revenue	7,731	2,117	273	10,121
Provision for credit losses	496	331	23	850
Amortization	268	97	3	368
Non-interest expense	4,112	1,683	146	5,941
Income before taxes and non-controlling interest in subsidiaries	2,855	6	101	2,962
Income taxes	624	(19)	11	616
Non-controlling interest in subsidiaries	40	14	-	54
Net Income	2,191	11	90	2,292
Average Assets	298,827	129,701	21,255	449,783
Goodwill (As At)	439	2,915	88	3,442

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Third Quarter Report 2012 • 53

Note 18: Financial Instruments

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our interim consolidated financial statements for the quarter ended April 30, 2012 on pages 42, 43 and 65 for further discussion on the determination of fair value.

(Canadian $ in millions)			July 31, 2012			October 31, 2011
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	33,592	33,592	-	19,676	19,676	-
Interest bearing deposits with banks	5,995	5,995	-	5,980	5,980	-
Securities	130,219	130,365	146	122,115	122,263	148
Securities borrowed or purchased under resale agreements	45,535	45,535	-	37,970	37,970	-
Loans
Residential mortgages	85,595	86,559	964	81,075	82,337	1,262
Consumer instalment and other personal	60,792	60,351	(441)	59,445	58,682	(763)
Credit cards	7,837	7,837	-	8,038	8,038	-
Business and governments	92,870	92,092	(778)	84,883	83,951	(932)
	247,094	246,839	(255)	233,441	233,008	(433)
Customers’ liability under acceptances	8,013	7,984	(29)	7,227	7,180	(47)
Allowance for credit losses	(1,755)	(1,755)	-	(1,783)	(1,783)	-
Total loans and customers’ liability under acceptances, net of allowance for credit losses	253,352	253,068	(284)	238,885	238,405	(480)
Derivative instruments	52,263	52,263	-	55,113	55,113	-
Premises and equipment	2,059	2,059	-	2,061	2,061	-
Goodwill	3,732	3,732	-	3,649	3,649	-
Intangible assets	1,572	1,572	-	1,562	1,562	-
Current tax assets	1,141	1,141	-	1,319	1,319	-
Deferred tax assets	3,000	3,000	-	3,355	3,355	-
Other assets	9,788	9,788	-	8,890	8,950	60
	542,248	542,110	(138)	500,575	500,303	(272)
Liabilities
Deposits	328,968	329,227	259	302,373	302,617	244
Derivative instruments	53,132	53,132	-	50,934	50,934	-
Acceptances	8,013	8,013	-	7,227	7,227	-
Securities sold but not yet purchased	22,523	22,523	-	20,207	20,207	-
Securities lent or sold under repurchase agreements	47,145	47,145	-	32,078	32,078	-
Current tax liabilities	294	294	-	591	591	-
Deferred tax liabilities	191	191	-	314	314	-
Other liabilities	48,029	48,639	610	52,846	53,673	827
Subordinated debt	4,107	4,290	183	5,348	5,507	159
Capital trust securities	450	625	175	821	982	161
Equity	29,396	29,396	-	27,836	27,836	-
	542,248	543,475	1,227	500,575	501,966	1,391
Total fair value adjustment			(1,365)			(1,663)

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $4 million and $32 million, respectively, for the three and nine months ended July 31, 2012 (decrease of $76 million and $31 million, respectively, for the three and nine months ended July 31, 2011). This includes an increase of $24 million and a decrease of $7 million, respectively, for the three and nine months ended July 31, 2012 attributable to changes in our credit spread (increase of $6 million and decrease of $1 million, respectively, for the three and nine months ended July 31, 2011). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to July 31, 2012 was an unrealized gain of $14 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes as at July 31, 2012 were $4,463 million and $4,503 million, respectively ($4,301 million and $4,572 million, respectively, as at October 31, 2011). These structured notes are recorded in Other Liabilities in our Consolidated Balance Sheet.

We designate certain insurance investments at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2012 of $5,491 million ($4,965 million

54 • BMO Financial Group Third Quarter Report 2012

as at October 31, 2011) is recorded in Trading Securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $119 million and $252 million in non-interest revenue, insurance income, respectively, for the three and nine months ended July 31, 2012 (increase of $107 million and $88 million in non-interest revenue, respectively, for the three and nine months ended July 31, 2011). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at July 31, 2012 of $304 million ($214 million as at October 31, 2011) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $10 million and $21 million in non-interest revenue, insurance income, respectively, for the three and nine months ended July 31, 2012 (increase of $17 million and $25 million, respectively, for the three and nine months ended July 31, 2011). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicle at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2012 of $4,154 million ($5,266 million as at October 31, 2011) is recorded in Trading Securities in our Consolidated Balance Sheet. The impact of recording these at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $11 million and an increase of $53 million, respectively, for the three and nine months ended July 31, 2012 (decrease of $49 million and an increase of $62 million, respectively, for the three and nine months ended July 31, 2011). We recognized offsetting amounts on derivative contracts that are held to hedge changes in the fair value of these investments.

Note liabilities issued by our credit protection vehicle and our structured investment vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at July 31, 2012 of $850 million ($784 million as at October 31, 2011) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of $24 million and $132 million, respectively, in non-interest revenue, trading revenues for the three and nine months ended July 31, 2012 (decrease of $11 million and $161 million, respectively, for the three and nine months ended July 31, 2011).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2012 of $660 million ($577 million as at October 31, 2011) is recorded in Securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $14 million and $40 million, respectively, for the three and nine months ended July 31, 2012 (increase of $0.3 million and a decrease of $23 million, respectively, for the three and nine months ended July 31, 2011).

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

BMO Financial Group Third Quarter Report 2012 • 55

(Canadian $ in millions)	July 31, 2012			October 31, 2011
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	12,260	901	-	14,012	21	-
Canadian provincial and municipal governments	3,114	2,430	-	5,896	129	-
U.S. federal government	7,669	-	-	5,875	-	-
U.S. states, municipalities and agencies	-	232	-	389	212	-
Other governments	543	-	-	1,149	-	-
Mortgage-backed securities and collateralized mortgage obligations	372	634	395	562	1,194	494
Corporate debt	6,964	5,462	1,319	8,065	4,003	1,485
Corporate equity	22,544	5,206	-	23,706	2,733	-
	53,466	14,865	1,714	59,654	8,292	1,979
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	21,108	-	-	19,896	-	-
Canadian provincial and municipal governments	2,840	297	-	1,189	296	-
U.S. federal government	8,705	-	-	4,670	-	-
U.S. states, municipalities and agencies	386	3,553	8	553	3,052	25
Other governments	5,818	823	-	7,704	825	-
Mortgage-backed securities and collateralized mortgage obligations	3,572	3,476	-	5,088	913	-
Corporate debt	4,567	2,806	43	5,634	97	62
Corporate equity	183	155	957	197	214	1,011
	47,179	11,110	1,008	44,931	5,397	1,098
Other Securities	144	-	516	84	-	493
Fair Value Liabilities
Securities sold but not yet purchased	22,523	-	-	20,207	-	-
Structured notes and other note liabilities	-	5,313	-	-	5,085	-
	22,523	5,313	-	20,207	5,085	-
Derivative Assets
Interest rate contracts	10	40,836	4	14	37,817	167
Foreign exchange contracts	53	9,173	-	31	10,422	-
Commodity contracts	1,386	117	-	1,473	138	-
Equity contracts	52	296	6	3,869	461	6
Credit default swaps	-	286	44	-	648	67
	1,501	50,708	54	5,387	49,486	240
Derivative Liabilities
Interest rate contracts	11	39,500	22	22	35,849	38
Foreign exchange contracts	20	9,028	3	23	9,884	-
Commodity contracts	1,739	307	-	1,520	320	-
Equity contracts	73	2,097	38	141	2,192	65
Credit default swaps	-	292	2	-	878	2
	1,843	51,224	65	1,706	49,123	105

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at July 31, 2012 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below where applicable.

Within Level 3 trading securities are mortgage-backed securities and collateralized mortgage obligations of $395 million. The fair value of these securities is determined using

56 • BMO Financial Group Third Quarter Report 2012

benchmarking to similar instruments and by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. Where external price data is not available, we assess the collateral performance in assessing the fair value of the securities. The impact of assuming a 10 basis point increase or decrease in market spread would result in a change in fair value of $(2) million and $2 million respectively.

Within Level 3 trading securities is corporate debt of $1,200 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $659 million that relates to United States Federal Reserve Banks and United States Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $298 million that relates to private equity investments. The valuation of these investments requires management judgement due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis on the category is not performed.

Within derivative assets and derivative liabilities as at July 31, 2012 was $48 million and $24 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal. Key inputs to the model are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(4) million and $4 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2012.

During the three months ended July 31, 2012, $15 million of trading mortgage-backed securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities from third-party vendors during the quarter. In addition, $14 million of trading mortgage-backed securities were transferred from Level 3 to Level 2 as a result of increased market prices from third-party vendors during the quarter.

During the three and nine months ended July 31, 2012, $12 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through third-party vendors and are based upon market prices. In addition, $9 million of derivative liabilities were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the nine months ended July 31, 2012, $24 million of available-for-sale corporate debt securities and $14 million of trading mortgage-backed securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices. In addition, $105 million of trading mortgage-backed securities and $18 million of trading corporate debt securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the period.

During the year ended October 31, 2011, available-for-sale securities purchased as part of the M&I acquisition that are classified as Level 3 totalled $326 million of which $124 million were sold during the year ended October 31, 2011. In addition, to meet regulatory requirements after the acquisition of M&I we purchased $430 million of additional stock in Federal Reserve Banks and Federal Home Loan Banks.

During the year ended October 31, 2011, $139 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

During the year ended October 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

During the year ended October 31, 2011, derivative assets of $84 million and derivative liabilities of $13 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2012, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group Third Quarter Report 2012 • 57

(Canadian $ in millions)
		Change in Fair Value
For the three months ended July 31, 2012	Balance April 30, 2012	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at July 31, 2012	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	431	7	-	-	(19)	(25)	1	395	7
Corporate debt	1,306	14	-	15	(4)	-	(12)	1,319	16
Total trading securities	1,737	21	-	15	(23)	(25)	(11)	1,714	23
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	21	-	2	-	-	(15)	-	8	-
Corporate debt	44	-	2	-	(2)	(1)	-	43	4
Corporate equity	1,009	(1)	22	18	(91)	-	-	957	22
Total available-for-sale securities	1,074	(1)	26	18	(93)	(16)	-	1,008	26
Other Securities	480	11	-	64	(39)	-	-	516	-
Total other securities	480	11	-	64	(39)	-	-	516	-
Derivative Assets
Interest rate contracts	6	(2)	-	-	-	-	-	4	(2)
Equity contracts	8	(2)	-	-	-	-	-	6	(2)
Credit default swaps	55	(11)	-	-	-	-	-	44	(11)
Total derivative assets	69	(15)	-	-	-	-	-	54	(15)
Derivative Liabilities
Interest rate contracts	33	(11)	-	-	-	-	-	22	11
Foreign exchange contracts	-	3	-	-	-	-	-	3	(3)
Equity contracts	54	(1)	-	-	(6)	-	(9)	38	1
Credit default swaps	2	-	-	-	-	-	-	2	-
Total derivative liabilities	89	(9)	-	-	(6)	-	(9)	65	9
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2012 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2012 are included in Accumulated Other Comprehensive Income.

(Canadian $ in millions)
		Change in Fair Value
For the nine months ended July 31, 2012	Balance October 31, 2011	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at July 31, 2012	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	494	(11)	-	-	(154)	(25)	91	395	(11)
Corporate debt	1,485	22	-	21	(215)	-	6	1,319	25
Total trading securities	1,979	11	-	21	(369)	(25)	97	1,714	14
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	25	-	(1)	-	-	(16)	-	8	-
Corporate debt	62	-	3	25	(6)	(17)	(24)	43	5
Corporate equity	1,011	(8)	15	122	(177)	(6)	-	957	15
Total available-for-sale securities	1,098	(8)	17	147	(183)	(39)	(24)	1,008	20
Other Securities	493	6	-	82	(65)	-	-	516	-
Total other securities	493	6	-	82	(65)	-	-	516	-
Derivative Assets
Interest rate contracts	167	(5)	-	-	-	(158)	-	4	(5)
Equity contracts	6	(1)	-	1	-	-	-	6	(1)
Credit default swaps	67	(28)	-	5	-	-	-	44	(27)
Total derivative assets	240	(34)	-	6	-	(158)	-	54	(33)
Derivative Liabilities
Interest rate contracts	38	(21)	-	5	-	-	-	22	21
Foreign exchange contracts	-	3	-	-	-	-	-	3	(3)
Equity contracts	65	20	-	1	(6)	(33)	(9)	38	1
Credit default swaps	2	-	-	-	-	-	-	2	-
Total derivative liabilities	105	2	-	6	(6)	(33)	(9)	65	19
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2012 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2012 are included in Accumulated Other Comprehensive Income.

58 • BMO Financial Group Third Quarter Report 2012

Note 19: Transition to International Financial Reporting Standards

The differences between our Canadian GAAP accounting policies and IFRS requirements, combined with our decisions on the optional exemptions from retroactive application of IFRS, resulted in measurement and recognition differences on transition to IFRS. The net impact of these differences was recorded in opening retained earnings as of November 1, 2010, affecting equity, with the exception of the accumulated other comprehensive loss on the translation of foreign operations, as this was already recorded in equity. These impacts also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which had no impact on our capital ratios. The impact on Basel II ratios will be phased-in over five quarters.

The following tables reflect the impact of transition as of July 31 and October 31, 2011 and the related description of key differences. The impact as at the transition date of November 1, 2010 and on prior periods in 2011 is provided in Note 19 to our interim consolidated financial statements for the quarter ended April 30, 2012. During the quarter ended July 31, 2012, there were no changes in our IFRS accounting policies.

Reconciliation of Equity as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our equity recorded in accordance with Canadian GAAP to our equity in accordance with IFRS:

(Canadian $ in millions)	July 31, 2011	October 31, 2011
As reported under Canadian GAAP	27,009	28,123
Reclassification of non-controlling interest in subsidiaries to equity under IFRS	1,319	1,348
Share Capital	142	142
Contributed Surplus	(1)	-
Retained Earnings
Consolidation (a)	(102)	(214)
Asset securitization (b)	(64)	(88)
Pension and other employee future benefits (c)	(1,178)	(1,158)
Translation of net foreign operations (e)	(1,135)	(1,135)
Business combinations (f)	(58)	(62)
Other	(209)	(237)
Accumulated Other Comprehensive Income (Loss)
Consolidation (a)	-	2
Asset securitization (b)	(147)	(205)
Translation of net foreign operations (e)	1,135	1,135
Other	18	50
Non-controlling interest in subsidiaries (d)	145	135
As reported under IFRS	26,874	27,836

Reconciliation of Net Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our net income reported in accordance with Canadian GAAP to our net income in accordance with IFRS:

(Canadian $ in millions)	Three months ended July 31, 2011	Nine months ended July 31, 2011	Three months ended October 31, 2011	Year ended October 31, 2011
Net income as reported under Canadian GAAP	793	2,369	897	3,266
Add back: non-controlling interest	18	54	19	73
Differences increasing (decreasing) reported net income:
Consolidation (a) (1)	(53)	35	(112)	(77)
Asset securitization (b) (1)	10	(86)	(24)	(110)
Pension and other employee future benefits (c)	3	41	20	61
Business combinations (f)	(58)	(58)	(4)	(62)
Other	(5)	(9)	(28)	(37)
Net Income reported under IFRS	708	2,346	768	3,114
Attributable to:
Bank shareholders	690	2,292	749	3,041
Non-controlling interest in subsidiaries	18	54	19	73
(1)	Includes decrease (increase) in collective allowance of $11 million, $12 million, $(46) million and $(34) million for the three months ended July 31, 2011, October 31, 2011, 9 months ended July 31, 2011 and the year ended October 31, 2011, respectively.

BMO Financial Group Third Quarter Report 2012 • 59

Reconciliation of Comprehensive Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our comprehensive income reported in accordance with Canadian GAAP to our comprehensive income in accordance with IFRS:

(Canadian $ in millions)	Three months ended July 31, 2011	Nine months ended July 31, 2011	Three months ended October 31, 2011	Year ended October 31, 2011
Comprehensive income as reported under Canadian GAAP	1,109	1,989	1,519	3,508
Add back: non-controlling interest	18	54	19	73
Differences increasing (decreasing) reported comprehensive income
Consolidation (a)	(52)	35	(110)	(75)
Asset securitization (b)	(11)	(8)	(82)	(90)
Pension and other employee future benefits (c)	3	41	20	61
Business combinations (f)	(58)	(58)	(4)	(62)
Other	(3)	(51)	4	(47)
Comprehensive income as reported under IFRS	1,006	2,002	1,366	3,368
Attributable to:
Bank shareholders	988	1,948	1,347	3,295
Non-controlling interest in subsidiaries	18	54	19	73

Explanation of differences:

(a) Consolidation

The IFRS consolidation requirements primarily impact entities defined as variable interest entities (“VIEs”) under Canadian GAAP or special purpose entities (“SPEs”) under IFRS, with which we have entered into arrangements in the normal course. Under Canadian GAAP, the conclusion as to whether an entity should be consolidated is determined by using three different models: voting rights, VIEs and qualifying special purpose entities (“QSPEs”). Under the voting rights model, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. Under the VIE model, VIEs are consolidated if the investments we hold in these entities or the relationships we have with them result in our being exposed to the majority of their expected losses, being able to benefit from the majority of their expected returns, or both. Under the QSPE model, an entity that qualifies as a QSPE is not consolidated.

Under IFRS, an entity is consolidated if it is controlled by the reporting company, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). As with Canadian GAAP, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. For an SPE, our analysis considers whether the activities of the SPE are conducted on our behalf, our exposure to the SPE’s risks and benefits, our decision-making powers over the SPE, and whether these considerations demonstrate that we, in substance, control the SPE and therefore must consolidate it. There is no concept of a QSPE under IFRS.

We consolidated certain SPEs under IFRS that were not consolidated under Canadian GAAP, including our credit protection vehicle, our structured investment vehicles (“SIVs”), our U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. For five of our eight Canadian customer securitization vehicles and certain structured finance vehicles, the requirements to consolidate were not met under IFRS, a result that is consistent with the accounting treatment for the vehicles under Canadian GAAP.

Information on all our SPEs, including total assets and our exposure to loss is included in Note 7.

(b) Asset securitization

Securitization primarily involves the sale of loans originated by us to trusts (“securitization vehicles”). Under Canadian GAAP, we account for transfers of loans to our securitization programs and to third-party securitization programs as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. Under IFRS, financial assets are derecognized only when substantially all risks and rewards have been transferred as determined under the derecognition criteria contained in IAS 39. Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Under IFRS, credit card loans and mortgages sold through these securitization programs do not qualify for derecognition as we have determined that the transfer of these loans and mortgages has not resulted in the transfer of substantially all the risks and rewards. This has resulted in the associated assets and liabilities being recognized on our Consolidated Balance Sheet and gains previously recognized in income under Canadian GAAP being reversed at the transition date. Under IFRS, the credit card loans and mortgages sold through our securitization vehicles and through the Canada Mortgage Bond program and to the National Housing Act Mortgage-Backed Securities program will remain on our Consolidated Balance Sheet. Under Canadian GAAP, the credit card loans and mortgages sold through these programs were removed from our Consolidated Balance Sheet.

Under Canadian GAAP, mortgages converted into mortgage-backed securities that have not yet been sold to one of the securitization programs are recorded at fair value as available-for-sale securities, with all mark-to-market adjustments recorded in accumulated other comprehensive income (loss). Under IFRS, these mortgages are classified as loans and recorded at amortized cost; the associated mark-to-market adjustments recorded in accumulated other comprehensive income (loss) under Canadian GAAP are reversed through retained earnings at the transition date.

Additional information on our asset securitizations is included in Note 6.

(c) Pension and other employee future benefits

Actuarial gains and losses consist of market-related gains and losses on pension fund assets and the impact of changes in

60 • BMO Financial Group Third Quarter Report 2012

discount rates and other assumptions or of plan experience being different from management’s expectations for pension and other employee future benefit obligations. Under Canadian GAAP, these amounts are deferred and only amounts in excess of 10% of the greater of our plan asset or benefit liability balances are recorded in pension and other employee future benefit expense over the expected remaining service period of active employees. Under IFRS, we elected to recognize all previously unrecognized actuarial gains and losses as at November 1, 2010, in opening retained earnings for all of our employee benefit plans. Under IFRS, we will continue to defer actuarial gains and losses, consistent with the methodology under Canadian GAAP.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. Under Canadian GAAP, these amounts are recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans. Under IFRS, plan amendments are recognized immediately to the extent that benefits are vested and are otherwise recognized over the average period until benefits are vested on a straight-line basis.

Under Canadian GAAP, our actuaries valued our benefit liabilities using the projected unit benefit method. Under IFRS, our actuaries value our benefit liabilities using the projected unit credit method. The difference in methodology did not have a significant impact on our financial results.

Under Canadian GAAP, when plan assets exceed the benefit liability of a defined benefit plan giving rise to a plan surplus, a valuation allowance is recognized for any excess of the surplus over the present value of the expected future economic benefit arising from the asset. Similarly to Canadian GAAP, IFRS limits the recognition of the surplus to the expected future economic benefit arising from the asset. However, the methodology for calculating the expected future economic benefit differs from that under Canadian GAAP. The difference in methodology did not have an impact on our financial results.

(d) Non-controlling interest

Under Canadian GAAP, non-controlling interest in subsidiaries (“NCI”) are reported as other liabilities. Under IFRS, NCI are reported as equity.

Under Canadian GAAP, the portion of income attributable to NCI is deducted prior to the presentation of net income in the Consolidated Statement of Income. Under IFRS, there is no comparable deduction, and instead, net income reflects income attributable to both shareholders and NCI. This difference had no impact on our capital ratios or return on equity.

(e) Translation of net foreign operations

We have elected to reset the accumulated other comprehensive loss on translation of net foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings. This difference had no impact on our capital ratios or return on equity.

(f) Business combinations

We elected not to apply IFRS 3 retroactively to business combinations that took place prior to the transition date.

Consequently, business combinations concluded prior to November 1, 2010, have not been restated and the carrying amount of goodwill under IFRS as of November 1, 2010, is equal to the carrying amount as at that date under Canadian GAAP.

For the acquisitions of M&I and LGM that occurred in fiscal 2011, our comparative year, we have made the following adjustments:

Measurement of purchase price

Under Canadian GAAP, the purchase price is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under IFRS, the purchase price is based on the market price of the shares at the closing date of the transaction. As a result, the recorded values of goodwill and common shares were increased by $142 million as at October 31, 2011, to reflect the re-measurement of our common shares issued as consideration for the M&I acquisition.

Acquisition costs

Under Canadian GAAP, acquisition costs are capitalized and classified as goodwill. IFRS requires that acquisition costs be expensed. As a result, goodwill was reduced by $91 million as of October 31, 2011, $86 million related to the acquisition of M&I and $5 million related to the acquisition of LGM.

Contingent consideration

Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated and the outcome of the contingency can be determined beyond a reasonable doubt. Any subsequent change in the amount of contingent consideration is generally recorded as an adjustment to goodwill. Under IFRS, contingent consideration is recognized initially at fair value as part of the purchase price. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are recognized in profit or loss. As a result, goodwill was increased by $13 million for contingent consideration and reduced by $5 million for acquisition costs noted above for a total increase in goodwill of $8 million for the LGM acquisition as at October 31, 2011.

Other differences

Details of the other differences between our Canadian GAAP accounting polices and IFRS requirements are outlined in Note 19 to our interim consolidated financial statements for the quarter ended April 30, 2012 and include: reinsurance; loan impairment; sale-leaseback transactions; stock-based compensation; loan origination costs; transaction costs; available-for-sale securities; premises and equipment; customer loyalty programs; merchant banking investments; compound financial instruments; translation of preferred shares issued by a foreign operation; and income taxes.

BMO Financial Group Third Quarter Report 2012 • 61

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2011 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 28, 2012, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, December 3, 2012, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 7740705.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, December 3, 2012.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Michael Chase, Director, michael.chase@bmo.com, 416-867-5452

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

May 2012 $54.60 ($53.61*)

June 2012 $55.16

July 2012 $57.70

* reflects 2% discount for dividend reinvestment

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

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For other shareholder information, please contact

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For further information on this report, please contact

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Annual Meeting 2013 The next Annual Meeting of Shareholders will be held on Wednesday, April 10, 2013, in Saskatoon, Saskatchewan.